Putnam                                                        811-7221
Strategic
Income
Fund

ANNUAL REPORT ON PERFORMANCE AND OUTLOOK

3-31-02

[SCALE LOGO OMITTED]

FROM THE TRUSTEES

[GRAPHIC OMITTED: PHOTO OF JOHN A. HILL AND GEORGE PUTNAM III]

Dear Fellow Shareholder:

Given the dramatic events that aggravated an already troubled economic environment, it is not surprising that Putnam Strategic Income Fund closed fiscal 2002 with only a slight gain. On the following pages, your management team's report will provide a full discussion of what has been driving your fund's performance as well as the outlook for fiscal 2003.

This economic climate has given Putnam pause and after lengthy discussions and working sessions between Management and the Board of Trustees, your Trustees have agreed to merge several funds. The intent of the mergers is to provide shareholders with more focused products that will play a consistent role in a broader investment plan. Your fund has been approved for merger into Putnam Diversified Income Trust, which has a similar investment objective and strategy. For more details, see page 5.

As you read this report, you may notice that we are now listing the team that manages your fund. We do this to reflect more accurately how your fund is managed as well as Putnam's firm belief in the value of team management. The individuals who comprise the management team are shown at the end of Management's discussion of performance.

We know that Putnam Investments values its relationship with you and its other shareholders and appreciates your loyalty during these times of restructuring of staff and products in the pursuit of superior investment performance for the future.

Respectfully yours,

/S/ JOHN A. HILL                   /S/ GEORGE PUTNAM, III

John A. Hill                       George Putnam, III
Chairman of the Trustees           President of the Funds
May 8, 2002


REPORT FROM FUND MANAGEMENT

This fund is managed by the
Putnam Core Fixed-Income Team

During this past fiscal year, Putnam Strategic Income Fund achieved a modest positive return, lagging its primary benchmark, the Lehman Aggregate Bond Index. The fund's performance also lagged that of the CSFB High Yield Index, which tracks high-yield bonds, but was ahead of the Salomon Smith Barney Non-U.S. World Government Bond Index, which tracks bonds in the international markets. The fund's overweighting of high-yield bonds hurt its performance relative to the Lehman index, which consists primarily of higher-rated U.S. fixed-income securities.

As a result of this positioning, the fund also lagged its Lipper category average for the 12-month period. Our emphasis on high-yield securities may have been somewhat premature, but we believe this sector has the greatest potential to benefit in a recovering economy and that its improved performance in the last few months of the year justifies our focus.

Total return for 12 months ended 3/31/02

      Class A         Class B         Class C          Class M
    NAV     POP      NAV   CDSC      NAV   CDSC      NAV     POP
-----------------------------------------------------------------------
   0.89%   -3.93%   0.14%  -4.48%   0.29%  -0.63%    0.65%  -2.61%
-----------------------------------------------------------------------

Past performance does not indicate future results. Performance information for longer periods and explanation of performance calculation methods begin on page 7.

* A VOLATILE YEAR FOR THE BOND MARKET

The fiscal year ending March 31, 2002, was a volatile period for the bond market, encompassing the turning point in the economy from weakness to strength. Much of the period was favorable for bonds, especially short- and intermediate-maturity Treasuries, as the Federal Reserve Board's aggressive easing policy during 2001 brought short-term interest rates to a 40-year low and uncertainty kept investors focused on quality. The sharp decline of bond yields during 2001 contributed to the decision by the fund's Trustees to reduce the fund's dividend in the fall of last year.


[GRAPHIC OMITTED: horizontal bar chart TOP THREE SECTORS]

TOP THREE SECTORS*

Corporate
bonds                    53.9%

Foreign
government
bonds                    14.1%

U.S. government
and agency
obligations              10.3%

Footnote reads:
*Based on net assets as of 3/31/02. Holdings will vary over time.

By November, 2001, Treasury yields had reached such lows that positive news about the economy and the war in Afghanistan, as well as strong performance in the stock market, caused a dramatic sell-off and drove yields sharply higher. In March 2002, another period of strong selling in the bond markets again drove yields up.

The volatility in the first quarter of 2002 was brought about in part by a general belief among investors that the Fed had completed its easing cycle (after having left rates unchanged in its meeting in January), and by reports of much stronger economic growth in March. Three primary factors have contributed to stronger-than-expected economic growth at the end of 2001 and through the first quarter of 2002. First, oil prices dropped dramatically in the second half of 2001. Second, companies slashed inventories in response to reduced demand in 2001 and needed to rebuild stocks during the first quarter. Finally, the Federal Reserve lowered interest rates throughout 2001, leaving the Fed Funds rate at a historically low 1.75% at the beginning of 2002. Since oil prices have now risen back to mid-2001 levels, inventory rebuilding has been largely completed, and the Fed has stopped reducing interest rates, it is likely that growth will slow during the remainder of this year as these sources of stimulus abate.

* INVESTORS HAVE TURNED TO HIGHER-YIELDING BONDS AMID SIGNS OF RECOVERY

As investors grew more optimistic about an economic recovery in the fourth quarter of 2001, they sold off investment-grade bonds and reallocated funds into riskier asset classes, such as equities and high-yield bonds. Meanwhile, the emerging-markets sector was somewhat hampered by Argentina's progression toward default, although certain specific countries performed well. International bonds in developed markets lost steam toward the end of 2001, as positive economic data suggested that the fourth quarter of 2001 might represent the bottom of the current recession cycle, causing interest rates to begin moving upward in 2002.

Despite the lingering effects of Enron and some other company-specific issues, particularly in the telecommunications sector, higher yielding fixed-income sectors continued to outperform during the first quarter of 2002. Investment-grade corporate bonds, high-yield bonds, and mortgage-backed securities all bested the return of U.S. Treasuries during the quarter. Investor sentiment and tolerance for risk were buoyed by increasing strength in the equity markets and evidence of economic growth. Consequently, the fund's emphasis on high-yield bonds, detrimental earlier in the fiscal year, benefited its performance in the second half of the year. The allocation to the MBS sector was also a strong positive for the fund. International developed bond markets, pressured by signs of a global economic recovery that could lead to higher interest rates, advanced only modestly. The improved economic outlook continued to boost the returns of the emerging-markets sector. These events underscored the value of diversifying across the different sectors of the fixed-income universe, as your fund has always been designed to do.

Fund Profile

Putnam Strategic Income Fund seeks income by investing in three fixed-income sectors: U.S. corporate and government investment-grade bonds, foreign bonds, and higher-yielding, lower-rated corporate bonds. The benchmark allocation for each sector is typically one-third of total assets, although management may adjust the weightings depending on market or economic conditions. The fund is designed for investors seeking high current income, asset class diversification, or both.


* A MODEST RECOVERY IS UNDERWAY

The recession appears to have been much milder than both economists and investors thought it would be. We believe that higher productivity growth over several years was a contributing factor. The deep tax and interest-rate cuts of last year and effects of deep cuts in corporate inventories led to robust growth during the first quarter. However, we believe that growth in the second half of 2002 will be more moderate. Consumer spending should remain solid this year, while improving corporate profits and economic activity should help business investment recover moderately later in the year.

[GRAPHIC OMITTED: TOP THREE HOLDINGS PER SECTOR]

TOP THREE HOLDINGS PER SECTOR

CORPORATE BONDS

Echostar Broadband Corp.
Senior notes, 10.375%, 2007

Allied Waste Industries, Inc.
Company guaranty, Series B, 10.0%, 2009

Adelphia Communications Corp.
Senior notes, 10.25%, 2011

FOREIGN BONDS

Brazil (Federal Republic of) bonds,
8%, 2014

Sweden (Government of) bonds
Series 1044, 3.5%, 2006

Australia (Government of) bonds
Series 513, 6.5%, 2013

U.S. GOVERNMENT AGENCY

U.S. Treasury Notes
3.5%, November 15, 2006

U.S. Treasury Notes
4.875%, February 15, 2012

Federal National Mortgage Association
pass-through certificates, 6.5%, with due dates from May 1, 2031 to February 1, 2032

Footnote reads:
These holdings represent 12.5% of the fund's net assets as of 3/31/02. Portfolio holdings will vary over time.


We are expecting that inflation will remain low, which should keep the Fed from raising interest rates at least until the end of the summer. We will continue to monitor these developments closely, and, as always, focus on securities with positive fundamentals and attractive valuations.

We remain cautiously optimistic on the high-yield market, which we think appears poised for solid performance in a recovering economic environment. Other positive factors for high-yield bonds include low supply and strong demand, an emphasis by companies on reducing debt, and evidence that default rates are beginning to decline. In the short term, we believe the market will remain susceptible to signs of economic weakness.

Finally, we continue to find value in the international developed bond markets, while we are neutral toward emerging-market bonds. These securities remain attractive, as continued strong demand and evidence of a global economic recovery are offsetting the negative impact of Argentina's default.

The views expressed here are exclusively those of Putnam Management. They are not meant as investment advice. Although the described holdings were viewed favorably as of 3/31/02, there is no guarantee the fund will continue to hold these securities in the future. International investing involves certain risks, such as currency fluctuations, economic instability, and political developments. Lower-rated bonds may offer higher yields in return for more risk. Government securities guarantee principal and interest; mutual funds that invest in these securities are not guaranteed. Mortgage-backed securities are subject to prepayment risk.

This fund is managed by the Putnam Core Fixed-Income Team. The members of this team are Kevin Cronin, Rob Bloemker, Andrea Burke, Joanne
Driscoll, D. William Kohli, Krishna Memani, James Prusko, and David
Waldman.

MERGER WITH PUTNAM DIVERSIFIED INCOME TRUST APPROVED

Effective June 24, 2002, your fund will merge into Putnam Diversified Income Trust, a combination which has been approved by a vote of your fund's Trustees. Since the merger does not require the approval of shareholders, there is no action that you need to take.

Putnam Strategic Income Fund and Putnam Diversified Income Trust invest in the same fixed-income sectors and are managed in the same style. Because the funds have substantially similar objectives and strategies, you should not need to reconsider any of your asset allocations and your long-term financial plans should be unaffected. For a prospectus for Putnam Diversified Income Trust, please call Putnam at 1-800-225-1581 or contact your financial advisor.


PUTNAM'S POLICY ON CONFIDENTIALITY

In order to conduct business with our shareholders, we must obtain certain personal information such as account holders' addresses, telephone numbers, Social Security numbers, and the names of their financial advisors. We use this information to assign an account number and to help us maintain accurate records of transactions and account balances.

It is our policy to protect the confidentiality of your information, whether or not you currently own shares of our funds, and in particular, not to sell information about you or your accounts to outside marketing firms. We have safeguards in place designed to prevent unauthorized access to our computer systems and procedures to protect personal information from unauthorized use.

Under certain circumstances, we share this information with outside vendors who provide services to us, such as mailing and proxy solicitation. In those cases, the service providers enter into confidentiality agreements with us, and we provide only the information necessary to process transactions and perform other services related to your account. We may also share this information with our Putnam affiliates to service your account or provide you with information about other Putnam products or services. It is also our policy to share account information with your financial advisor, if you've listed one on your Putnam account.

If you would like clarification about our confidentiality policies or have any questions or concerns, please don't hesitate to contact us at 1-800-225-1581, Monday through Friday, 8:30 a.m. to 7:00 p.m., or
Saturdays from 9:00 a.m. to 5:00 p.m. Eastern Time.


PERFORMANCE SUMMARY

This section provides information about your fund's performance, which should always be considered in light of its investment strategy.

TOTAL RETURN FOR PERIODS ENDED 3/31/02

                     Class A         Class B         Class C         Class M
(inception dates)   (2/26/96)       (2/26/96)       (2/1/99)        (2/26/96)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
1 year            0.89%  -3.93%   0.14%  -4.48%   0.29%  -0.63%   0.65%  -2.61%
------------------------------------------------------------------------------
5 years          12.63    7.23    8.62    7.16    8.85    8.85   11.25    7.63
Annual average    2.41    1.41    1.67    1.39    1.71    1.71    2.15    1.48
------------------------------------------------------------------------------
Life of fund     19.75   14.12   14.53   14.53   14.88   14.88   17.97   14.08
Annual average    3.00    2.19    2.25    2.25    2.30    2.30    2.75    2.18
------------------------------------------------------------------------------




COMPARATIVE INDEX RETURNS FOR PERIODS ENDED 3/31/02

                                Lehman              SSB Non-U.S.             CSFB              Consumer
                               Aggregate            World Govt.           High Yield            price
                              Bond Index            Bond Index              Index               index
-------------------------------------------------------------------------------------------------------
1 year                           5.35%                -0.45%                 3.34%              1.30%
-------------------------------------------------------------------------------------------------------
5 years                         44.02                  4.73                 18.51              11.62
Annual average                   7.57                  0.93                  3.46               2.22
-------------------------------------------------------------------------------------------------------
Life of fund                    49.41                  3.97                 31.98              15.15
Annual average                   6.81                  0.64                  4.67               2.35
-------------------------------------------------------------------------------------------------------


Past performance does not indicate future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares.

Performance assumes reinvestment of distributions and does not account for taxes. Returns at public offering price (POP) for class A and M shares reflect a sales charge of 4.75% and 3.25%, respectively. Class B share returns reflect the applicable contingent deferred sales charge
(CDSC), which is 5% in the first year, declining to 1% in the sixth year, and is eliminated thereafter. Class C shares reflect a 1% CDSC the first year that is eliminated thereafter. Performance for class B, C, and M shares before their inception are derived from the historical performance of class A shares, adjusted for the applicable sales charge (or CDSC) and higher operating expenses for such shares. For a portion of the period, this fund limited expenses, without which returns would have been lower.

[GRAPHIC OMITTED: worm chart GROWTH OF A $10,000 INVESTMENT]

GROWTH OF A $10,000 INVESTMENT

Cumulative total return of a $10,000 investment since 2/26/96

              Fund's class A       Lehman Aggregate       Consumer price
Date           shares at POP         Bond Index               index

2/26/96           9,525                10,000                10,000
3/31/96           9,449                 9,930                10,039
3/31/97          10,120                10,418                10,316
3/31/98          11,441                11,667                10,458
3/31/99          11,086                12,424                10,645
3/31/00          10,980                12,657                11,044
3/31/01          11,070                14,243                11,367
3/31/02         $11,412               $14,941               $11,515

Footnote reads:
Past performance does not indicate future results. At the end of the same time period, a $10,000 investment in the fund's class B and class C shares would have been valued at $11,453 and $11,488, respectively, and no contingent deferred sales charges would apply; a $10,000 investment in the fund's class M shares would have been valued at $11,797 ($11,408 at public offering price). See first page of performance section for performance calculation method.


PRICE AND DISTRIBUTION INFORMATION 12 MONTHS ENDED 3/31/02

                     Class A       Class B       Class C       Class M
------------------------------------------------------------------------------
Distributions
(number)               12            12            12            12
------------------------------------------------------------------------------
Income             $0.385015     $0.352455     $0.352483     $0.374203
------------------------------------------------------------------------------
Capital gains          --            --            --            --
------------------------------------------------------------------------------
Return of
capital 1          $0.173974     $0.159262     $0.159274     $0.169089
------------------------------------------------------------------------------
  Total            $0.558989     $0.511717     $0.511757     $0.543292
------------------------------------------------------------------------------
Share value:       NAV     POP       NAV           NAV       NAV     POP
------------------------------------------------------------------------------
3/31/01          $6.58   $6.91      $6.59         $6.60    $6.58   $6.80
------------------------------------------------------------------------------
3/31/02           6.07    6.37       6.08          6.10     6.07    6.27
------------------------------------------------------------------------------
Current return (end of period)
------------------------------------------------------------------------------
Current
dividend
rate 2            9.23%   8.80%      8.39%         8.36%    8.96%   8.67%
------------------------------------------------------------------------------
Current
30-day SEC
yield 3           8.13    7.74       7.37          7.36     7.88    7.62
------------------------------------------------------------------------------

1 See page 50.

2 Most recent distribution, excluding capital gains, annualized and divided by NAV or POP at end of period.

3 Based only on investment income, calculated using SEC guidelines.


TERMS AND DEFINITIONS

Total return shows how the value of the fund's shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the price, or value, of one share of a mutual fund, without a sales charge. NAVs fluctuate with market conditions. The NAV is calculated by dividing the net value of all the fund's assets by the number of outstanding shares.

Public offering price (POP) is the price of a mutual fund share plus the maximum sales charge levied at the time of purchase. POP performance figures shown here assume the 4.75% maximum sales charge for class A shares and 3.25% for class M shares.

Contingent deferred sales charge (CDSC) is a charge applied at the time of the redemption of class B or C shares and assumes redemption at the end of the period. Your fund's class B CDSC declines from a 5% maximum during the first year to 1% during the sixth year. After the sixth year, the CDSC no longer applies. The CDSC for class C shares is 1% for one year after purchase.

Class A shares are generally subject to an initial sales charge and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).

Class B shares may be subject to a sales charge upon redemption.

Class C shares are not subject to an initial sales charge and are subject to a contingent deferred sales charge only if the shares are redeemed during the first year.

Class M shares have a lower initial sales charge and a higher 12b-1 fee than class A shares and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).


COMPARATIVE BENCHMARKS

Lehman Aggregate Bond Index is an unmanaged index used as a general measure of U.S. fixed-income securities.

Salomon Smith Barney Non-U.S. World Government Bond Index is an unmanaged index of government bonds from 10 countries.

Credit Suisse First Boston (CSFB) High Yield Index is an unmanaged index of high-yield debt securities.

Consumer price index (CPI) is a commonly used measure of inflation; it does not represent an investment return.


A GUIDE TO THE FINANCIAL STATEMENTS

These sections of the report, as well as the accompanying Notes, preceded by the Report of independent accountants, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss. This is done by first adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings -- as well as any unrealized gains or losses over the period -- is added to or subtracted from the net investment result to determine the fund's net gain or loss for the fiscal year.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.


REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Trustees and Shareholders
Putnam Strategic Income Fund:

We have audited the accompanying statement of assets and liabilities of Putnam Strategic Income Fund, including the fund's portfolio, as of March 31, 2002, and the related statement of operations for the year then ended, statement of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years or periods in the two-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. Financial highlights for each of the years in the three-year period ended March 31, 2000 were audited by other auditors whose report dated May 10, 2000 expressed an unqualified opinion on that financial statement and those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 2002 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Putnam Strategic Income Fund as of March 31, 2002, the results of its operations for the year then ended, and the changes in its net assets and financial highlights for each of the years or periods in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

                                                    KPMG  LLP
Boston, Massachusetts
May 6, 2002



THE FUND'S PORTFOLIO
March 31, 2002

CORPORATE BONDS AND NOTES (53.9%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
Basic Materials (6.7%)
-------------------------------------------------------------------------------------------------------------------
$           260,000 Acetex Corp. sr. notes 10 7/8s, 2009 (Canada)                                      $    269,100
            310,000 AEP Industries, Inc. sr. sub. notes 9 7/8s, 2007                                        316,975
            100,000 Airgas, Inc. company guaranty 9 1/8s, 2011                                              106,000
            360,000 AK Steel Corp. company guaranty 7 7/8s, 2009                                            360,000
            130,000 AK Steel Corp. sr. notes 9 1/8s, 2006                                                   133,900
            350,000 Appleton Papers, Inc. 144A sr. sub. notes 12 1/2s, 2008                                 343,000
             60,000 Applied Extrusion Technologies, Inc. company guaranty Ser. B,
                    10 3/4s, 2011                                                                            62,550
            380,000 ARCO Chemical Co. deb. 9.8s, 2020                                                       364,800
             80,000 Avecia Group PLC company guaranty 11s, 2009 (United Kingdom)                             82,800
            290,000 Better Minerals & Aggregates Co. company guaranty 13s, 2009                             288,550
             80,000 Bowater Canada Finance company guaranty 7.95s, 2011 (Canada)                             81,272
            180,000 Centaur Mining & Exploration company guaranty 11s, 2007 (Australia)
                    (In default) (NON)                                                                        9,000
            180,000 Compass Minerals Group, Inc. 144A sr. sub. notes 10s, 2011                              189,900
            310,000 Doe Run Resources Corp. company guaranty Ser. B, 11 1/4s, 2005                           65,100
             40,000 Doe Run Resources Corp. company guaranty Ser. B, 11 1/4s, 2005                            8,000
            100,000 Doe Run Resources Corp. company guaranty FRN Ser. B, 8.536s, 2003                        20,000
            540,000 Equistar Chemicals LP/Equistar Funding Corp. company guaranty
                    10 1/8s, 2008                                                                           558,900
             90,000 Ferro Corp. sr. notes 9 1/8s, 2009                                                       93,600
             70,000 Foamex-LP/Capital Corp. 144A sec. notes 10 3/4s, 2009                                    71,400
            270,000 Four M Corp. sr. notes Ser. B, 12s, 2006                                                274,050
             60,000 Georgia Gulf Corp. company guaranty 10 3/8s, 2007                                        64,500
            180,000 Georgia-Pacific Corp. notes 8 1/8s, 2011                                                175,631
             50,000 Georgia-Pacific Corp. notes 7 1/2s, 2006                                                 49,016
             40,000 Haynes International, Inc. sr. notes 11 5/8s, 2004                                       27,600
            400,000 Hercules, Inc. company guaranty 11 1/8s, 2007                                           438,000
             40,000 Huntsman Corp. bank term loan FRN Ser. B, 5.131s, 2004
                    (acquired 3/15/02, cost $31,350) (RES)                                                   31,800
             90,637 Huntsman Corp. bank term loan FRN Ser. C, 5.381s, 2005
                    (acquired various dates from 3/6/02 to 3/22/02, cost $71,750) (RES)                      72,147
             85,666 Huntsman Corp. bank term loan FRN Ser. L, 5.881s, 2002
                    (acquired various dates from 3/1/02 to 3/28/02, cost $63,698) (RES)                      68,190
             28,303 Huntsman Corp. bank term loan FRN Ser. L, 5.881s, 2002
                    (acquired various dates from 3/11/02 to 3/28/02, cost $22,568) (RES)                     22,501
            670,000 Huntsman ICI Chemicals, Inc. company guaranty 10 1/8s, 2009                             629,800
            130,000 Huntsman International, LLC 144A sr. notes 9 7/8s, 2009                                 131,300
            170,000 IMC Global, Inc. company guaranty Ser. B, 11 1/4s, 2011                                 187,663
            230,000 IMC Global, Inc. company guaranty Ser. B, 10 7/8s, 2008                                 253,869
            540,000 ISP Chemco, Inc. company guaranty Ser. B, 10 1/4s, 2011                                 576,450
             20,000 Kaiser Aluminum & Chemical Corp. sr. notes Ser. B, 10 7/8s, 2006
                    (In default) (NON)                                                                       14,700
            565,000 Kaiser Aluminum & Chemical Corp. sr. sub. notes 12 3/4s, 2003
                    (In default) (NON)                                                                      118,650
            310,000 LTV Corp. company guaranty 11 3/4s, 2009 (In default) (NON)                               1,550
             60,000 LTV Corp. (The) 144A company guaranty 8.2s, 2007 (In default) (NON)                          75
            200,000 Lyondell Petrochemical Co. notes Ser. A, 9 5/8s, 2007                                   203,500
            160,000 Lyondell Petrochemical Co. sec. notes Ser. B, 9 7/8s, 2007                              162,800
             70,000 Messer Griesheim Holdings AG sr. notes 10 3/8s, 2011 (Germany)                           65,877
            210,000 Millenium America, Inc. company guaranty 9 1/4s, 2008                                   216,300
             70,000 Norske Skog Canada, Ltd. 144A sr. notes 8 5/8s, 2011 (Canada)                            71,050
            120,000 Noveon, Inc. company guaranty Ser. B, 11s, 2011                                         128,400
            230,000 OM Group, Inc. 144A sr. sub. notes 9 1/4s, 2011                                         239,200
             70,000 Oregon Steel Mills 1st mtge. 11s, 2003                                                   70,088
            160,000 Owens-Illinois, Inc. deb. 7 1/2s, 2010                                                  146,400
            250,000 Owens-Illinois, Inc. sr. notes 7.15s, 2005                                              238,750
             64,000 P&L Coal Holdings Corp. company guaranty Ser. B, 9 5/8s, 2008                            68,160
            290,000 Pacifica Papers, Inc. sr. notes 10s, 2009 (Canada)                                      308,850
            180,939 PCI Chemicals Canada sec. sr. notes 10s, 2008 (Canada)                                  135,704
             60,313 Pioneer Companies, Inc. sec. FRN 5.5375s, 2006                                           44,632
            100,000 Polymer Group, Inc. company guaranty Ser. B, 9s, 2007 (In default) (NON)                 35,000
             20,000 Polymer Group, Inc. company guaranty Ser. B, 8 3/4s, 2008 (In default) (NON)              7,000
            210,000 Potlatch Corp. company guaranty 10s, 2011                                               225,750
            380,000 Premium Standard Farms, Inc. sr. notes 9 1/4s, 2011                                     388,550
            705,000 Riverwood International Corp. company guaranty 10 7/8s, 2008                            729,675
             30,000 Riverwood International Corp. company guaranty 10 5/8s, 2007                             31,725
            250,000 Royster-Clark, Inc. 1st mtge. 10 1/4s, 2009                                             165,000
            160,000 Steel Dynamics, Inc. 144A sr. notes 9 1/2s, 2009                                        164,800
            170,000 Sterling Chemicals Holdings sr. disc. notes 13 1/2s, 2008 (In default) (NON)                850
            180,000 Sterling Chemicals, Inc. company guaranty Ser. B, 12 3/8s, 2006
                    (In default) (NON)                                                                      152,100
            218,834 Stone Container Corp. bank term loan FRN Ser. F, 5.188s, 2006
                    (acquired 10/19/01, cost $217,193) (RES)                                                218,873
            190,000 Stone Container Corp. sr. notes 9 1/4s, 2008                                            203,300
            360,000 Stone Container Corp. 144A company guaranty 11 1/2s, 2006
                    (Canada)                                                                                387,000
            360,000 Tekni-Plex, Inc. company guaranty Ser. B, 12 3/4s, 2010                                 376,200
            380,000 Tembec Industries, Inc. company guaranty 8 5/8s, 2009 (Canada)                          391,400
             50,000 Tembec Industries, Inc. 144A sr. notes 7 3/4s, 2012 (Canada)                             48,875
             40,000 Texas Petrochemical Corp. sr. sub. notes 11 1/8s, 2006                                   34,400
             50,000 Texas Petrochemical Corp. sr. sub. notes Ser. B, 11 1/8s, 2006                           42,000
            260,000 United States Steel, LLC 144A company guaranty 10 3/4s, 2008                            258,700
            170,000 WCI Steel, Inc. sr. notes Ser. B, 10s, 2004                                              64,600
             20,000 Weirton Steel Corp 144A sr. notes 10 3/4s, 2005 (In default) (NON)                        3,200
            310,000 Wheeling-Pittsburgh Steel Corp. sr. notes 9 1/4s, 2007 (In default) (NON)                 6,200
                                                                                                      -------------
                                                                                                         12,597,248

Capital Goods (4.0%)
-------------------------------------------------------------------------------------------------------------------
            480,000 Airbus Industries 144A notes Ser. D, 12.266s, 2020                                      357,686
            144,617 Allied Waste Industries, Inc. 4.77s, 2006 (acquired 10/18/01,
                    cost $66,264) (RES)                                                                     143,904
          1,100,000 Allied Waste Industries, Inc. company guaranty Ser. B, 10s, 2009                      1,119,250
            170,000 Amkor Technologies, Inc. sr. notes 9 1/4s, 2006                                         167,025
             60,000 Amkor Technologies, Inc. sr. notes 9 1/4s, 2008                                          58,650
            315,000 Argo-Tech Corp. 144A company guaranty 8 5/8s, 2007                                      281,925
            220,000 BE Aerospace, Inc. sr. sub. notes 9 1/2s, 2008                                          206,800
            300,000 BE Aerospace, Inc. sr. sub. notes Ser. B, 8s, 2008                                      274,500
            530,000 Blount, Inc. company guaranty 13s, 2009                                                 333,900
          1,040,000 Browning-Ferris Industries, Inc. deb. 7.4s, 2035                                        780,000
            110,000 Browning-Ferris Industries, Inc. sr. notes 6 3/8s, 2008                                  96,800
             10,000 Case Corp. notes 7 1/4s, 2016                                                             7,100
            100,000 Day International Group, Inc. company guaranty 9 1/2s, 2008                              75,000
            190,000 Decrane Aircraft Holdings Co. company guaranty Ser. B, 12s, 2008                        175,750
             63,729 Flowserve Corp. bank term loan FRN 5.382s, 2006
                    (acquired 10/24/01, cost $63,769) (RES)                                                  63,839
            169,000 Flowserve Corp. company guaranty 12 1/4s, 2010                                          191,815
            180,000 High Voltage Engineering Corp. sr. notes 10 3/4s, 2004                                   67,500
            150,000 Insilco Holding Co. sr. disc. notes stepped-coupon zero %
                    (14s, 8/15/03), 2008 (STP)                                                               19,500
            169,000 Jackson Products, Inc. company guaranty Ser. B, 9 1/2s, 2005                             84,500
             50,000 Jordan Industries, Inc. sr. notes Ser. D, 10 3/8s, 2007                                  29,000
             60,000 Joy Global, Inc. 144A company guaranty 8 3/4s, 2012                                      61,800
            160,000 L-3 Communications Corp. company guaranty Ser. B, 8s, 2008                              162,400
            110,000 L-3 Communications Corp. sr. sub. notes 8 1/2s, 2008                                    112,750
             55,000 L-3 Communications Corp. sr. sub. notes Ser. B, 10 3/8s, 2007                            58,163
            130,000 Moog, Inc. sr. sub. notes Ser. B, 10s, 2006                                             132,925
            320,000 Owens-Brockway Glass 144A sec. notes 8 7/8s, 2009                                       324,000
            100,000 Pliant Corp. company guaranty 13s, 2010                                                 105,500
            210,000 Roller Bearing Company of America company guaranty Ser. B,
                    9 5/8s, 2007                                                                            189,000
            610,000 Sequa Corp. sr. notes 9s, 2009                                                          610,000
             20,000 Sequa Corp. sr. notes Ser. B, 8 7/8s, 2008                                               20,000
             70,000 Terex Corp. company guaranty 8 7/8s, 2008                                                70,700
             60,000 Terex Corp. company guaranty Ser. B, 10 3/8s, 2011                                       64,650
            993,056 U.S. Can Corp. bank term loan FRN Ser. B, 6.302s, 2008
                    (acquired 10/2/00, cost $993,056) (RES)                                                 853,562
            110,000 U.S. Can Corp. company guaranty Ser. B, 12 3/8s, 2010                                    68,200
             69,067 United Defense Industries, Inc. bank term loan FRN 4.85s, 2009
                    (acquired 10/19/01, cost $69,092) (RES)                                                  69,391
                                                                                                      -------------
                                                                                                          7,437,485

Communication Services (4.7%)
-------------------------------------------------------------------------------------------------------------------
            340,000 360Networks, Inc. sr. notes 13s, 2008 (Canada) (In default) (NON)                         3,400
            260,000 Airgate PCS, Inc. sr. sub. notes stepped-coupon zero %
                    (13 1/2s, 10/1/04), 2009 (STP)                                                          174,200
            210,000 Alamosa Delaware, Inc. company guaranty 13 5/8s, 2011                                   179,550
             60,000 Alamosa Delaware, Inc. company guaranty 12 1/2s, 2011                                    49,800
            110,000 Alamosa PCS Holdings, Inc. company guaranty stepped-coupon
                    zero % (12 7/8s, 2/15/05), 2010 (STP)                                                    52,800
            300,000 American Cellular Corp. company guaranty 9 1/2s, 2009                                   220,500
            850,000 American Tower Corp. sr. notes 9 3/8s, 2009                                             629,000
            140,000 Arch Communications, Inc. sr. notes 13 3/4s, 2008 (In default) (NON)                        700
            130,000 Asia Global Crossing, Ltd. sr. notes 13 3/8s, 2010 (Bermuda)                             20,800
            120,000 Birch Telecommunications, Inc. sr. notes 14s, 2008                                       14,400
            160,000 Call-Net Enterprises, Inc. sr. notes 8s, 2008 (Canada)                                   39,200
            100,000 Colo.com, Inc. 144A sr. notes 13 7/8s, 2010 (In default) (NON)                            2,000
            190,000 Dobson/Sygnet Communications, Inc. sr. notes 12 1/4s, 2008                              187,150
            500,000 Econophone, Inc. company guaranty 13 1/2s, 2007 (In default) (NON)                        1,250
            160,000 Esprit Telecom Group PLC sr. notes 11 1/2s, 2007 (United Kingdom)
                    (In default) (NON)                                                                          800
            220,000 Flag, Ltd. 144A sr. notes 8 1/4s, 2008 (Bermuda)                                         42,900
             40,000 Global Crossing Holdings, Ltd. company guaranty 9 5/8s, 2008
                    (Bermuda) (In default) (NON)                                                                850
             30,000 Global Crossing Holdings, Ltd. company guaranty 9 1/2s, 2009
                    (Bermuda) (In default) (NON)                                                                638
            580,000 Global Crossing Holdings, Ltd. company guaranty 9 1/8s, 2006
                    (Bermuda) (In default) (NON)                                                             12,325
            550,000 Horizon PCS, Inc. company guaranty stepped-coupon zero %
                    (14s, 10/1/05), 2010 (STP)                                                              198,000
             90,000 Horizon PCS, Inc. 144A sr. notes 13 3/4s, 2011                                           69,750
             90,000 Hyperion Telecommunications Corp., Inc. sr. disc. notes Ser. B,
                    zero %, 2003                                                                              1,913
            340,000 Hyperion Telecommunications Corp., Inc. sr. sub. notes 12s, 2007                          6,800
             20,000 Intermedia Communications, Inc. sr. notes Ser. B, 8.6s, 2008                             17,300
            130,000 Intermedia Communications, Inc. sr. notes Ser. B, 8 1/2s, 2008                          111,800
            420,000 Intermedia Communications, Inc. sr. sub. notes stepped-coupon Ser. B,
                    zero % (12 1/4s, 3/1/04), 2009 (STP)                                                    306,600
            230,000 iPCS, Inc. sr. disc. notes stepped-coupon zero % (14s, 7/15/05), 2010 (STP)             128,800
             20,000 Knology Holdings, Inc. sr. disc. notes stepped-coupon zero %
                    (11 7/8s, 10/15/02), 2007 (STP)                                                           7,600
            300,000 Leap Wireless International, Inc. company guaranty 12 1/2s, 2010                        195,000
            179,000 Level 3 Communications, Inc. sr. disc. notes stepped-coupon zero %
                    (10 1/2s, 12/1/03), 2008 (STP)                                                           45,645
            520,000 McCaw International, Ltd. sr. disc. notes stepped-coupon zero %
                    (13s, 4/15/02), 2007 (STP)                                                               31,200
             30,000 McLeodUSA, Inc. sr. notes 8 3/8s, 2008                                                    7,275
             50,000 Metrocall, Inc. sr. sub. notes 11s, 2008 (In default) (NON)                                 500
             40,000 Metrocall, Inc. sr. sub. notes 10 3/8s, 2007 (In default) (NON)                             300
             50,000 Metrocall, Inc. sr. sub. notes 9 3/4s, 2007 (In default) (NON)                              500
            170,000 Metromedia Fiber Network, Inc. sr. notes 10s, 2009 (In default) (NON)                    11,050
            200,000 Metromedia Fiber Network, Inc. sr. notes Ser. B, 10s, 2008 (In default) (NON)            13,000
            300,000 Microcell Telecommunications sr. disc. notes Ser. B, 14s, 2006 (Canada)                 213,000
            200,000 Millicom International Cellular SA sr. disc. notes 13 1/2s, 2006
                    (Luxembourg)                                                                            112,000
            200,000 Nextel Communications, Inc. sr. disc. notes stepped-coupon zero %
                    (9 3/4s, 10/31/02), 2007 (STP)                                                          129,000
            210,000 Nextel Communications, Inc. sr. notes 12s, 2008                                         157,500
            260,000 Nextel Communications, Inc. sr. notes 9 3/8s, 2009                                      170,950
            190,000 Nextel Partners, Inc. sr. notes 11s, 2010                                               121,600
             40,000 Nextel Partners, Inc. sr. notes 11s, 2010                                                25,600
            160,000 Nextel Partners, Inc. 144A sr. notes 12 1/2s, 2009                                      110,400
             85,000 NorthEast Optic Network, Inc. sr. notes 12 3/4s, 2008 (In default) (NON)                 17,000
            140,000 PanAmSat Corp. bank term loan FRN Ser. B, 5.46s, 2009
                    (acquired 2/21/02, cost $139,825) (RES)                                                 139,417
            370,000 PanAmSat Corp. 144A sr. notes 8 1/2s, 2012                                              366,156
            400,000 Price Communications Wireless, Inc. 144A sr. notes 9 1/8s, 2006                         420,000
             40,000 Qwest Capital Funding, Inc. company guaranty 7 1/4s, 2011                                32,388
            420,000 Qwest Capital Funding, Inc. company guaranty 7s, 2009                                   341,733
             70,000 Qwest Capital Funding, Inc. company guaranty 6 3/8s, 2008                                56,693
             60,000 Rogers Cablesystems, Ltd. debs. 10 1/8s, 2012 (Canada)                                   63,000
             30,000 Rogers Cablesystems, Ltd. notes 11s, 2015 (Canada)                                       32,700
             60,000 Rogers Cablesystems, Ltd. sr. notes Ser. B, 10s, 2005 (Canada)                           64,800
            160,000 Rogers Cablesystems, Ltd. sr. sub. notes 8.8s, 2007 (Canada)                            138,400
            170,000 Rogers Wireless, Inc. sec. notes 9 5/8s, 2011 (Canada)                                  158,100
            150,000 RSL Communications PLC 144A company guaranty 10 1/2s, 2008
                    (United Kingdom) (In default) (NON)                                                       6,000
            306,000 RSL Communications, Ltd. company guaranty 12 1/4s, 2006 (Bermuda)
                    (In default) (NON)                                                                       12,240
             50,543 Rural Cellular Corp. bank term loan FRN 5.11s, 2008
                    (acquired 11/5/01, cost $49,153) (RES)                                                   45,700
            140,000 Rural Cellular Corp. sr. sub. notes Ser. B, 9 5/8s, 2008                                113,400
            350,000 SBA Communications Corp. sr. notes 10 1/4s, 2009                                        238,000
            260,000 Spectrasite Holdings, Inc. sr. disc. notes stepped-coupon zero %
                    (11 1/8s, 4/15/04), 2009 (STP)                                                           71,500
            360,000 Spectrasite Holdings, Inc. sr. disc. notes stepped-coupon Ser. B, zero %
                    (12 7/8s, 3/15/05), 2010 (STP)                                                           91,800
            220,000 Startec Global Communications Corp. sr. notes 12s, 2008 (In default) (NON)                4,400
             80,000 Tele1 Europe B.V. sr. notes 13s, 2009 (Netherlands)                                      13,600
            360,000 Telecorp PCS, Inc. company guaranty 10 5/8s, 2010                                       410,400
             91,000 Telecorp PCS, Inc. company guaranty stepped-coupon zero %
                    (11 5/8s, 4/15/04), 2009 (STP)                                                           79,170
            220,000 Time Warner Telecom, Inc. sr. notes 9 3/4s, 2008                                        146,850
            380,000 Tritel PCS, Inc. company guaranty 10 3/8s, 2011                                         429,400
            200,000 Triton PCS, Inc. company guaranty 9 3/8s, 2011                                          192,500
            100,000 Triton PCS, Inc. company guaranty 8 3/4s, 2011                                           94,000
            170,000 TSI Telecommunication Services, Inc. 144A sr. sub. notes 12 3/4s, 2009                  163,200
            130,000 U S West, Inc. notes 5 5/8s, 2008                                                       110,403
            400,000 UbiquiTel Operating Co. company guaranty stepped-coupon zero %
                    (14s, 4/15/05), 2010 (STP)                                                              148,000
            300,000 US UnWired, Inc. company guaranty stepped-coupon Ser. B, zero %
                    (13 3/8s, 11/1/04), 2009 (STP)                                                          195,000
             50,000 US West Capital Funding, Inc. company guaranty 6 7/8s, 2028                              35,339
            160,000 Versatel Telecom B.V. sr. notes 13 1/4s, 2008 (Netherlands)                              43,200
             60,000 Versatel Telecom B.V. sr. notes 13 1/4s, 2008 (Netherlands)                              16,200
            454,000 Voicestream Wireless Corp. sr. notes 10 3/8s, 2009                                      487,510
            270,000 WebLink Wireless, Inc. sr. disc. notes stepped-coupon zero %
                    (11 1/4s, 2/1/03), 2008 (STP)                                                               675
             90,000 Williams Communications Group, Inc. sr. notes 11.7s, 2008                                13,050
             50,000 Williams Communications Group, Inc. sr. notes 10.7s, 2007                                 7,750
          1,062,000 WinStar Communications, Inc. sr. disc. notes stepped-coupon zero %
                    (14 3/4s, 4/15/05), 2010 (STP)                                                              106
            354,000 WinStar Communications, Inc. sr. notes 12 3/4s, 2010 (In default) (NON)                      35
             40,000 WinStar Communications, Inc. sr. notes 12 1/2s, 2008 (In default) (NON)                       4
                                                                                                      -------------
                                                                                                          8,825,165

Conglomerates (0.5%)
-------------------------------------------------------------------------------------------------------------------
            300,000 Autonation, Inc. company guaranty 9s, 2008                                              315,000
            120,000 Nortek, Inc. sr. notes Ser. B, 8 7/8s, 2008                                             123,000
            110,000 Nortek, Inc. sr. sub. notes Ser. B, 9 7/8s, 2011                                        113,850
            100,000 Tenneco, Inc. company guaranty 11 5/8s, 2009                                             78,500
            340,000 Tyco International Group SA company guaranty 6 3/8s, 2006
                    (Luxembourg)                                                                            314,871
                                                                                                      -------------
                                                                                                            945,221

Consumer Cyclicals (11.3%)
-------------------------------------------------------------------------------------------------------------------
            189,525 Adams Outdoor Advertising bank term loan FRN Ser. B, 5.406s, 2008
                    (acquired 8/1/01, cost $189,525) (RES)                                                  190,828
            239,000 Aftermarket Technology Corp. sr. sub. notes 12s, 2004                                   243,780
             15,000 Aftermarket Technology Corp. sr. sub. notes Ser. D, 12s, 2004                            15,300
            160,000 Aladdin Gaming Holdings, LLC sr. disc. notes stepped-coupon Ser. B,
                    zero % (13 1/2s, 3/1/03), 2010 (STP)                                                      4,800
            160,000 Amazon.com, Inc. sr. sub. notes stepped-coupon zero %
                    (10s, 5/1/03), 2008 (STP)                                                               137,600
            380,000 American Standard Companies, Inc. company guaranty 7 5/8s, 2010                         383,800
             90,000 Ameristar Casinos, Inc. company guaranty 10 3/4s, 2009                                   98,325
            180,000 Argosy Gaming Co. company guaranty 10 3/4s, 2009                                        199,800
             30,000 Argosy Gaming Co. sr. sub. notes 9s, 2011                                                31,650
            150,000 ArvinMeritor, Inc. notes 8 3/4s, 2012                                                   156,056
             80,000 Atrium Companies, Inc. company guaranty Ser. B, 10 1/2s, 2009                            79,200
            230,000 Autotote Corp. company guaranty Ser. B, 12 1/2s, 2010                                   257,600
            170,000 Beazer Homes USA, Inc. company guaranty 8 5/8s, 2011                                    176,800
            190,000 Belo Corp. sr. notes 7 1/8s, 2007                                                       187,893
            120,000 Belo Corp. sr. unsub. notes 8s, 2008                                                    122,640
            170,000 Boyd Gaming Corp. 144A sr. sub. notes 8 3/4s, 2012                                      171,700
            100,000 Building Materials Corp. company guaranty 8s, 2008                                       81,000
             70,000 Coinmach Corp. bank term loan FRN Ser. B, 4.9s, 2009
                    (acquired 1/31/02, cost $69,913) (RES)                                                   70,496
            460,000 Coinmach Corp. 144A sr. notes 9s, 2010                                                  469,200
             97,890 Collins & Aikman Products, Inc. bank term loan FRN Ser. B, 7s, 2005
                    (acquired 12/20/01, cost $96,911) (RES)                                                  98,134
            250,000 Collins & Aikman Products, Inc. company guaranty 11 1/2s, 2006                          229,375
            270,000 Collins & Aikman Products, Inc. 144A sr. notes 10 3/4s, 2011                            273,375
            570,000 Cybernet Internet Services International, Inc. 144A sr. disc. notes
                    stepped-coupon zero % (13s, 8/15/04), 2009 (Denmark) (STP)                                5,700
            240,000 D.R. Horton, Inc. sr. notes 7 7/8s, 2011                                                238,800
            370,000 Dana Corp. notes 9s, 2011                                                               367,225
             40,000 Dana Corp. notes 7s, 2029                                                                30,800
            110,000 Dana Corp. notes 6 1/4s, 2004                                                           104,500
            250,000 Dayton Superior Corp. company guaranty 13s, 2009                                        251,250
            100,000 Del Webb Corp. sr. sub. deb. 9 3/8s, 2009                                               105,250
            160,000 Delco Remy International, Inc. company guaranty 11s, 2009                               156,800
             50,000 Delco Remy International, Inc. company guaranty 10 5/8s, 2006                            46,250
             30,000 Delco Remy International, Inc. sr. notes 8 5/8s, 2007                                    27,450
            118,028 Derby Cycle Corp. (The) sr. notes 10s, 2008 (In default) (NON)                            2,361
            563,223 Derby Cycle Corp. (The) sr. notes 9 3/8s, 2008 (In default) (NON)                         5,023
            470,000 Dura Operating Corp. company guaranty Ser. D, 9s, 2009                                  467,650
             40,000 Dura Operating Corp. sr. sub. notes Ser. B, 9s, 2009                                     34,365
            160,000 Exide Corp. sr. notes 10s, 2005                                                          17,600
             40,000 Federal Mogul Corp. notes 7 7/8s, 2010 (In default) (NON)                                 6,800
            230,000 Federal Mogul Corp. notes 7 3/4s, 2006 (In default) (NON)                                39,100
            187,000 Felcor Lodging LP company guaranty 8 1/2s, 2011                                         190,273
            200,000 Felcor Lodging LP company guaranty 9 1/2s, 2008                                         211,000
            190,000 Felcor Lodging LP 144A company guaranty 9 1/2s, 2008                                    200,450
             77,828 Fitzgeralds Gaming Corp. company guaranty Ser. B, 12 1/4s, 2004
                    (In default) (NON)                                                                       27,240
            170,000 Galey & Lord, Inc. company guaranty 9 1/8s, 2008                                         22,100
            250,000 Garden State Newspapers, Inc. sr. sub. notes 8 5/8s, 2011                               247,500
             60,000 Harrah's Operating Company, Inc. company guaranty 8s, 2011                               61,645
            100,000 Harrah's Operating Company, Inc. company guaranty 7 1/2s, 2009                          100,451
            160,000 Hayes Lemmerz International, Inc. company guaranty Ser. B,
                    9 1/8s, 2007 (In default) (NON)                                                           9,600
             90,000 Hayes Lemmerz International, Inc. 144A company guaranty
                    11 7/8s, 2006 (In default) (NON)                                                         47,700
            220,000 Herbst Gaming, Inc. sec. notes Ser. B, 10 3/4s, 2008                                    233,200
            760,000 HMH Properties, Inc. company guaranty Ser. B, 7 7/8s, 2008                              744,800
            583,068 Hollinger Participation Trust 144A sr. notes 12 1/8s, 2010 (Canada) (PIK)               571,407
            330,000 Hollywood Casino Corp. company guaranty 11 1/4s, 2007                                   367,125
             30,000 Hollywood Park, Inc. company guaranty Ser. B, 9 1/4s, 2007                               28,650
            300,000 Horseshoe Gaming Holdings company guaranty 8 5/8s, 2009                                 313,500
            230,000 Host Marriott L.P. company guaranty Ser. G, 9 1/4s, 2007                                239,200
            208,217 Interact Operating Co. notes 14s, 2003 (PIK)                                                 21
            290,000 International Game Technology sr. notes 8 3/8s, 2009                                    305,225
             10,000 Iron Age Holdings Corp. sr. disc. notes stepped-coupon zero %
                    (12 1/8s, 5/1/03), 2009 (STP)                                                               700
             70,000 Isle of Capri Casinos, Inc. 144A sr. sub. notes 9s, 2012                                 70,175
            330,000 ITT Corp. notes 6 3/4s, 2005                                                            323,040
             90,000 JC Penney Company, Inc. debs. 7.4s, 2037                                                 86,400
             60,000 JC Penney Company, Inc. notes 7.6s, 2007                                                 58,200
            110,000 JC Penney Company, Inc. notes Ser. MTNA, 7.05s, 2005                                    105,050
             50,000 John Q. Hammons Hotels, Inc. 1st mtge. 8 7/8s, 2004                                      49,625
            340,000 Jostens, Inc. sr. sub. notes 12 3/4s, 2010                                              379,950
            200,000 K mart Corp. debs. 7 3/4s, 2012 (In default) (NON)                                       99,500
            150,000 K. Hovnanian Enterprises, Inc. company guaranty 10 1/2s, 2007                           163,500
            105,000 Kasper A.S.L., Ltd. sr. notes 12 3/4s, 2004 (In default) (NON)                           21,000
            260,000 KB Home sr. sub. notes 9 1/2s, 2011                                                     270,400
             70,000 Lamar Media Corp. company guaranty 9 5/8s, 2006                                          73,675
            180,000 Lear Corp. company guaranty Ser. B, 8.11s, 2009                                         183,857
            410,000 Lear Corp. company guaranty Ser. B, 7.96s, 2005                                         419,762
            100,000 Lennar Corp. company guaranty Ser. B, 9.95s, 2010                                       110,500
            100,000 Lennar Corp. sr. notes 7 5/8s, 2009                                                     100,250
            330,000 Levi Strauss & Co. sr. notes 11 5/8s, 2008                                              344,025
             20,000 M.D.C. Holdings, Inc. sr. notes 8 3/8s, 2008                                             20,400
            490,000 Majestic Investor Holdings/Majestic Investor Capital Corp. 144A
                    company guaranty 11.653s, 2007                                                          467,950
             30,000 Mandalay Resort Group sr. notes 9 1/2s, 2008                                             32,475
            360,000 Mandalay Resort Group sr. sub. notes Ser. B, 10 1/4s, 2007                              390,600
             80,000 Mandalay Resort Group 144A sr. sub. notes 9 3/8s, 2010                                   84,600
            160,000 Meristar Hospitality Corp. company guaranty 9 1/8s, 2011                                163,200
             60,000 Meristar Hospitality Corp. company guaranty 9s, 2008                                     60,975
             90,000 MeriStar Hospitality Operating Partnership/MeriStar Hospitality
                    Finance Corp. 144A sr. notes 10 1/2s, 2009 (R)                                           95,850
            120,000 MGM Mirage, Inc. company guaranty 8 1/2s, 2010                                          125,794
            180,000 MGM Mirage, Inc. company guaranty 8 3/8s, 2011                                          183,375
            130,000 Mikohn Gaming Corp. company guaranty Ser. B, 11 7/8s, 2008                              128,050
            220,000 Mohegan Tribal Gaming Authority sr. notes 8 1/8s, 2006                                  223,850
            140,000 Mohegan Tribal Gaming Authority sr. sub. notes 8 3/4s, 2009                             141,750
             60,000 Mohegan Tribal Gaming Authority sr. sub. notes 8 3/8s, 2011                              60,150
            230,000 Mohegan Tribal Gaming Authority 144A sr. sub. notes 8s, 2012                            232,300
             20,000 Mothers Work, Inc. sr. notes 12 5/8s, 2005                                               18,800
             80,000 Park Place Entertainment Corp. sr. notes 7 1/2s, 2009                                    76,518
            420,000 Park Place Entertainment Corp. sr. sub. notes 8 7/8s, 2008                              437,325
             50,000 Penn National Gaming, Inc. company guaranty Ser. B, 11 1/8s, 2008                        54,500
            120,000 Penn National Gaming, Inc. sr. sub. notes 8 7/8s, 2010                                  118,800
             70,000 Perry-Judd company guaranty 10 5/8s, 2007                                                66,500
            595,000 PRIMEDIA, Inc. company guaranty 8 7/8s, 2011                                            541,450
             50,000 PRIMEDIA, Inc. company guaranty 7 5/8s, 2008                                             42,500
            200,000 PRIMEDIA, Inc. company guaranty Ser. B, 8 1/2s, 2006                                    182,000
            130,000 Resorts International Hotel and Casino, Inc. 144A 1st mtge.
                    11 1/2s, 2009                                                                           122,850
            220,000 Ryland Group, Inc. sr. notes 9 3/4s, 2010                                               239,800
             40,000 Ryland Group, Inc. sr. sub. notes 8 1/4s, 2008                                           40,400
            620,000 Saks, Inc. company guaranty 8 1/4s, 2008                                                604,499
            500,000 Samsonite Corp. sr. sub. notes 10 3/4s, 2008                                            366,250
            120,000 Scotts Co. (The) company guaranty 8 5/8s, 2009                                          124,200
             50,000 Sealy Mattress Co. company guaranty stepped-coupon Ser. B, zero %
                    (10 7/8s, 12/15/02), 2007 (STP)                                                          47,500
            300,000 Sealy Mattress Co. sr. sub. notes Ser. B, 9 7/8s, 2007                                  307,500
            110,000 Standard Pacific Corp. sr. notes 9 1/2s, 2010                                           114,400
            100,000 Starwood Hotels & Resorts Worldwide, Inc. bank term loan FRN
                    4.62s, 2003 (acquired 11/14/01, cost $98,688) (RES)                                     100,104
            280,000 Station Casinos, Inc. sr. notes 8 3/8s, 2008                                            288,400
             70,000 Station Casinos, Inc. 144A sr. sub. notes 9 3/4s, 2007                                   72,100
            130,000 Telehub Communications Corp. company guaranty stepped-coupon
                    zero % (13 7/8s, 7/31/02), 2005 (STP)                                                         1
            200,000 The William Carter Holdings Co. company guaranty Ser. B, 10 7/8s, 2011                  213,500
            180,000 Toll Corp. company guaranty 8 1/8s, 2009                                                182,025
             70,000 Tommy Hilfiger USA, Inc. company guaranty 6 1/2s, 2003                                   69,213
             10,000 Trump A.C. company guaranty Ser. B, 11 1/4s, 2006                                         7,000
            140,000 Trump Atlantic City Associates company guaranty 11 1/4s, 2006                            99,050
            180,000 Trump Castle Funding, Inc. sr. sub. notes 11 3/4s, 2003                                 142,200
            520,000 Trump Castle Funding, Inc. sub. notes 10 1/4s, 2003                                     526,500
            140,000 United Auto Group, Inc. 144A sr. sub. notes 9 5/8s, 2012                                143,150
            170,000 Venetian Casino, Inc. company guaranty 12 1/4s, 2004                                    178,500
             70,000 Venture Holdings Trust 144A sr. notes Ser. B, 9 1/2s, 2005                               65,100
            290,000 Von Hoffman Press, Inc. 144A company guaranty 10 1/4s, 2009                             294,350
             49,517 Von Hoffman Press, Inc. 144A sr. sub. notes 13 1/2s, 2009                                47,041
             45,000 Von Hoffman Press, Inc. 144A sr. sub. notes 10 3/8s, 2007                                41,850
            430,000 Westpoint Stevens, Inc. sr. notes 7 7/8s, 2005                                          212,850
            110,000 Wheeling Island Gaming, Inc. 144A sr. notes 10 1/8s, 2009                               113,850
                                                                                                      -------------
                                                                                                         21,080,867

Consumer Staples (10.8%)
-------------------------------------------------------------------------------------------------------------------
            355,000 Acme Television company guaranty 10 7/8s, 2004                                          360,325
          1,130,000 Adelphia Communications Corp. sr. notes 10 1/4s, 2011                                 1,039,600
            120,000 Adelphia Communications Corp. sr. notes 10 1/4s, 2006                                   111,600
            120,000 Adelphia Communications Corp. sr. notes 7 7/8s, 2009                                    103,200
            620,000 Adelphia Communications Corp. sr. notes Ser. B, 9 7/8s, 2007                            582,800
             30,000 Adelphia Communications Corp. sr. notes Ser. B, 8 3/8s, 2008                             26,250
             60,000 Adelphia Communications Corp. sr. notes Ser. B, 7 3/4s, 2009                             52,200
            110,000 Albecca, Inc. company guaranty 10 3/4s, 2008                                            123,750
             90,000 Allbritton Communications Co. sr. sub. notes Ser. B, 8 7/8s, 2008                        94,050
            140,000 AMC Entertainment, Inc. sr. sub. notes 9 1/2s, 2011                                     139,300
            120,000 AMC Entertainment, Inc. sr. sub. notes 9 1/2s, 2009                                     119,400
            370,000 Archibald Candy Corp. company guaranty 10 1/4s, 2004 (In default) (NON)                 188,700
            140,000 Armkel, LLC/Armkel Finance sr. sub. notes 9 1/2s, 2009                                  149,100
            110,000 Aurora Foods, Inc. sr. sub. notes Ser. B, 9 7/8s, 2007                                  110,000
            260,000 Aurora Foods, Inc. 144A sr. sub. notes Ser. D, 9 7/8s, 2007                             260,000
              2,861 Australis Media, Ltd. sr. disc. notes 15 3/4s, 2003 (Australia)
                    (In default) (NON) (PIK)                                                                      1
            210,000 Benedek Communications Corp. sr. disc. notes 13 1/4s, 2006
                    (In default) (NON)                                                                      144,900
            100,000 British Sky Broadcasting PLC company guaranty 8.2s, 2009
                    (United Kingdom)                                                                        100,737
            480,000 British Sky Broadcasting PLC company guaranty 6 7/8s, 2009
                    (United Kingdom)                                                                        450,307
            100,000 Century Communications Corp. sr. notes 8 3/8s, 2007                                      91,000
            230,000 Chancellor Media Corp. company guaranty 8s, 2008                                        241,500
            230,000 Charter Communications Holdings, LLC/Capital Corp. bank term loan
                    FRN Ser. B, 4.52s, 2008 (acquired 10/22/01, cost $224,825) (RES)                        222,544
            640,000 Charter Communications Holdings, LLC/Capital Corp. sr. disc. notes
                    stepped-coupon zero % (11 3/4s, 5/15/06), 2011 (STP)                                    371,200
            520,000 Charter Communications Holdings, LLC/Capital Corp. sr. disc. notes
                    stepped-coupon zero % (13 1/2s, 1/15/06), 2011 (STP)                                    334,750
            190,000 Charter Communications Holdings, LLC/Capital Corp. sr. notes
                    11 1/8s, 2011                                                                           191,425
             80,000 Charter Communications Holdings, LLC/Capital Corp. sr. notes
                    10 3/4s, 2009                                                                            80,400
            120,000 Charter Communications Holdings, LLC/Capital Corp. sr. notes
                    10s, 2009                                                                               115,200
            230,000 Charter Communications Holdings, LLC/Capital Corp. 144A sr. disc.
                    notes stepped-coupon zero % (12 1/8s, 1/15/07), 2012 (STP)                              125,350
             50,000 Charter Communications Holdings, LLC/Capital Corp. 144A sr. notes
                    10s, 2011                                                                                47,750
            110,000 Charter Communications Holdings, LLC/Capital Corp. 144A sr. notes
                    9 5/8s, 2009                                                                            105,050
            310,000 Cinemark USA, Inc. sr. sub. notes Ser. B, 8 1/2s, 2008                                  310,000
             40,000 Constellation Brands, Inc. company guaranty 8 1/2s, 2009                                 41,600
            160,000 Constellation Brands, Inc. company guaranty Ser. B, 8s, 2008                            163,200
            350,000 Constellation Brands, Inc. sr. sub. notes Ser. B, 8 1/8s, 2012                          357,000
            110,000 CSC Holdings, Inc. sr. sub. deb. 10 1/2s, 2016                                          120,725
            500,000 CSC Holdings, Inc. sr. sub. deb. 9 7/8s, 2013                                           527,499
             80,000 Del Monte Corp. company guaranty Ser. B, 9 1/4s, 2011                                    84,000
             10,000 Diamond Cable Communications PLC sr. disc. notes 13 7/8s, 2005
                    (United Kingdom)                                                                          3,200
            463,000 Diva Systems Corp. sr. disc. notes stepped-coupon Ser. B, zero %
                    (12 5/8s, 3/1/03), 2008 (STP)                                                            64,820
            410,000 Doane Pet Care Co. sr. sub. deb. 9 3/4s, 2007                                           340,300
             50,000 Domino's, Inc. company guaranty Ser. B, 10 3/8s, 2009                                    54,250
             90,000 Eagle Family Foods company guaranty Ser. B, 8 3/4s, 2008                                 72,000
          1,415,000 Echostar Broadband Corp. sr. notes 10 3/8s, 2007                                      1,517,588
            100,000 Echostar DBS Corp. sr. notes 9 3/8s, 2009                                               104,000
            280,000 Echostar DBS Corp. 144A sr. notes 9 1/8s, 2009                                          287,000
            210,000 Emmis Communications Corp. bank term loan FRN Ser. A, 4.938s, 2009
                    (acquired 1/31/02, cost $209,216) (RES)                                                 209,580
             50,000 Emmis Communications Corp. company guaranty Ser. B, 8 1/8s, 2009                         51,000
            130,000 Emmis Communications Corp. sr. disc. notes stepped-coupon zero %
                    (12 1/2s, 3/15/06), 2011 (STP)                                                           94,900
            230,000 Fleming Companies, Inc. company guaranty 10 1/8s, 2008                                  239,200
            135,731 Fox Family Worldwide, Inc. sr. disc. notes stepped-coupon zero %
                    (10 1/4s, 11/1/02), 2007 (STP)                                                          146,589
            560,000 Fox Family Worldwide, Inc. sr. notes 9 1/4s, 2007                                       588,638
            270,000 Fox/Liberty Networks, LLC sr. disc. notes zero %
                    (9 3/4s, 8/15/02), 2007 (STP)                                                           275,400
            150,000 Fox/Liberty Networks, LLC sr. notes 8 7/8s, 2007                                        156,375
            110,000 French Fragrances, Inc. company guaranty Ser. D, 10 3/8s, 2007                           94,600
             50,000 French Fragrances, Inc. sr. notes Ser. B, 10 3/8s, 2007                                  44,125
            250,000 Granite Broadcasting Corp. sr. sub. notes 9 3/8s, 2005                                  222,500
             20,000 Granite Broadcasting Corp. sr. sub. notes 8 7/8s, 2008                                   16,600
            190,000 Great Atlantic & Pacific Tea Co. notes 7 3/4s, 2007                                     188,575
            180,000 Icon Health & Fitness 144A sr. sub. notes 11 1/4s, 2012                                 177,460
            180,000 Insight Communications Company, Inc. sr. disc. notes stepped-coupon
                    zero % (12 1/4s, 2/15/06), 2011 (STP)                                                   117,450
             40,000 Insight Midwest LP/Insight Capital, Inc. bank term loan FRN 5.063s, 2009
                    (acquired 11/5/01, cost $39,925) (RES)                                                   40,158
            210,000 Insight Midwest LP/Insight Capital, Inc. sr. notes 10 1/2s, 2010                        227,850
            330,000 International Cabletel, Inc. sr. disc. notes 11 1/2s, 2006                              113,850
            180,000 Key3media Group, Inc. company guaranty 11 1/4s, 2011                                    163,800
            210,000 Leiner Health Products sr. sub. notes 9 5/8s, 2007 (In default) (NON)                    29,400
            270,000 LIN Holdings Corp. sr. disc. notes stepped-coupon zero %
                    (10s, 3/1/03), 2008 (STP)                                                               243,000
             60,000 LIN Holdings Corp. 144A sr. disc. notes stepped-coupon zero %
                    (10s, 3/1/03), 2008 (STP)                                                                52,200
            210,000 LIN Television Corp. company guaranty 8 3/8s, 2008                                      210,000
            125,000 NBTY, Inc. sr. sub. notes Ser. B, 8 5/8s, 2007                                          121,875
            355,000 North Atlantic Trading Co. company guaranty Ser. B, 11s, 2004                           330,150
          1,240,000 NTL Communications Corp. sr. notes Ser. B, 11 7/8s, 2010                                427,800
             80,000 NTL Communications Corp. sr. notes Ser. B, 11 1/2s, 2008                                 27,600
             60,000 NTL Communications Corp. sr. notes stepped-coupon Ser. B, zero %
                    (12 3/8s, 10/1/03), 2008 (STP)                                                           20,700
            310,000 NTL, Inc. sr. notes Ser. A, 12 3/4s, 2005                                               100,750
            100,000 NTL, Inc. sr. notes Ser. B, 10s, 2007 (United Kingdom)                                   34,500
            220,000 Outsourcing Solutions, Inc. sr. sub. notes Ser. B, 11s, 2006                            185,900
             70,000 Pegasus Communications Corp. sr. notes Ser. B, 9 3/4s, 2006                              52,500
            130,000 Pegasus Satellite sr. notes 12 3/8s, 2006                                               104,000
            170,000 Playtex Products, Inc. company guaranty 9 3/8s, 2011                                    181,050
            160,000 Premier International Foods PLC sr. notes 12s, 2009 (United Kingdom)                    175,200
            190,000 Quebecor Media, Inc. sr. disc. notes stepped-coupon zero %
                    (13 3/4s, 7/15/06), 2011 (Canada) (STP)                                                 127,300
            120,000 Quebecor Media, Inc. sr. notes 11 1/8s, 2011 (Canada)                                   131,100
            597,699 Quorum Broadcast Holdings, LLC notes stepped-coupon zero %
                    (15s, 5/15/06), 2009 (acquired 5/15/01, cost $237,506) (RES) (STP)                      237,526
            240,000 RAB Enterprises, Inc. company guaranty 10 1/2s, 2005                                     84,000
            127,000 RCN Corp. sr. disc. notes stepped-coupon Ser. B, zero %
                    (9.8s, 2/15/03), 2008 (STP)                                                              22,860
            128,375 Regal Cinemas, Inc. bank term loan FRN Ser. B, 5 3/8s, 2008
                    (acquired 1/31/02, cost $128,054) (RES)                                                 129,498
            180,000 Vlasic Foods International, Inc. sr. sub. notes Ser. B, 10 1/4s, 2009
                    (In default) (NON)                                                                      189,900
            110,000 Revlon Consumer Products sr. notes 9s, 2006                                              76,450
             90,000 Revlon Consumer Products sr. notes 8 1/8s, 2006                                          61,200
            110,000 Revlon Consumer Products sr. sub. notes 8 5/8s, 2008                                     50,050
            220,000 Sbarro, Inc. company guaranty 11s, 2009                                                 225,775
            240,000 Silver Cinemas, Inc. sr. sub. notes 10 1/2s, 2005 (In default) (NON)                         24
             56,000 Sinclair Broadcast Group, Inc. bank term loan FRN 5.9s, 2009
                    (acquired 10/23/01, cost $54,985) (RES)                                                  56,364
            180,000 Sinclair Broadcast Group, Inc. company guaranty 9s, 2007                                184,050
            150,000 Sinclair Broadcast Group, Inc. sr. sub. notes 8 3/4s, 2007                              153,000
            130,000 Sinclair Broadcast Group, Inc. 144A sr. sub. notes 8 3/4s, 2011                         134,550
            110,000 Six Flags, Inc. sr. notes 9 1/2s, 2009                                                  114,400
            310,000 Six Flags, Inc. 144A sr. notes 8 7/8s, 2010                                             315,038
             50,000 Smithfield Foods, Inc. sr. notes Ser. B, 8s, 2009                                        51,000
            150,000 Southland Corp. deb. Ser. A, 4 1/2s, 2004                                               139,148
            197,753 Suiza Foods Corp. bank term loan FRN Ser. B, 5.05s, 2008
                    (acquired 12/10/01, cost $199,071) (RES)                                                199,024
            210,000 TeleWest Communications PLC deb. 11s, 2007 (United Kingdom)                             107,100
            140,000 Tricon Global Restaurants, Inc. sr. notes 8 7/8s, 2011                                  150,500
            200,000 Tricon Global Restaurants, Inc. sr. notes 7.65s, 2008                                   203,000
            210,000 Tricon Global Restaurants, Inc. sr. notes 7.45s, 2005                                   213,150
          1,230,000 United Pan-Europe NV sr. disc. notes stepped-coupon zero %
                    (13 3/4s, 2/1/05), 2010 (Netherlands) (STP)                                             123,000
             70,000 United Pan-Europe NV sr. disc. notes stepped-coupon zero %
                    (12 1/2s, 8/1/04), 2009 (Netherlands) (STP)                                               7,700
             60,000 United Rentals (North America), Inc. company guaranty Ser. B,
                    10 3/4s, 2008                                                                            65,550
            250,000 Vlasic Foods International, Inc. sr. sub. notes Ser. B, 10 1/4s, 2009
                    (In default) (NON)                                                                       53,750
            500,000 XM Satellite Radio Holdings, Inc. sec. notes 14s, 2010                                  355,000
            540,000 Young Broadcasting, Inc. company guaranty 10s, 2011                                     561,600
                                                                                                      -------------
                                                                                                         20,117,453

Energy (2.8%)
-------------------------------------------------------------------------------------------------------------------
            250,000 Belco Oil & Gas Corp. sr. sub. notes Ser. B, 8 7/8s, 2007                               255,000
            210,000 BRL Universal Equipment sec. notes 8 7/8s, 2008                                         216,300
            130,000 Chesapeake Energy Corp. company guaranty 8 3/8s, 2008                                   131,950
            390,000 Chesapeake Energy Corp. company guaranty 8 1/8s, 2011                                   390,975
             60,000 Comstock Resources, Inc. company guaranty 11 1/4s, 2007                                  62,400
            120,000 Comstock Resources, Inc. 144A sr. notes 11 1/4s, 2007                                   124,800
            160,000 Dresser, Inc. company guaranty 9 3/8s, 2011                                             163,200
            170,000 El Paso Energy Partners L.P. company guaranty Ser. B, 8 1/2s, 2011                      175,100
             90,000 Forest Oil Corp. company guaranty 10 1/2s, 2006                                          95,963
            180,000 Forest Oil Corp. sr. notes 8s, 2008                                                     183,600
            100,000 Forest Oil Corp. 144A sr. notes 8s, 2011                                                102,500
             40,000 Grant Prideco, Inc. company guaranty Ser. B, 9 5/8s, 2007                                41,600
            130,000 Key Energy Services, Inc. company guaranty Ser. B, 8 3/8s, 2008                         133,250
            150,000 Leviathan Gas Corp. company guaranty Ser. B, 10 3/8s, 2009                              162,750
            120,000 Magnum Hunter Resources, Inc. 144A sr. notes 9.6s, 2012                                 124,200
            120,000 Nuevo Energy Co. sr. sub. notes Ser. B, 9 1/2s, 2008                                    115,200
            390,000 Ocean Energy, Inc. company guaranty Ser. B, 8 3/8s, 2008                                412,331
            210,000 Parker & Parsley Co. sr. notes 8 1/4s, 2007                                             212,100
            170,000 Parker Drilling Corp. company guaranty Ser. D, 9 3/4s, 2006                             173,400
            235,000 PDVSA Finance, Ltd. bonds 7.4s, 2016 (Cayman Islands)                                   167,099
            200,000 Pioneer Natural Resources Co. company guaranty 9 5/8s, 2010                             220,000
             90,000 Pogo Producing Co. sr. sub. notes Ser. B, 8 1/4s, 2011                                   93,375
             20,000 Pride International, Inc. sr. notes 10s, 2009                                            21,550
            180,000 Pride Petroleum Services, Inc. sr. notes 9 3/8s, 2007                                   187,200
            100,000 Seven Seas Petroleum, Inc. sr. notes Ser. B, 12 1/2s, 2005                               58,000
            135,000 Snyder Oil Corp. sr. sub. notes 8 3/4s, 2007                                            139,957
             70,000 Stone Energy Corp. company guaranty 8 3/4s, 2007                                         71,838
            140,000 Stone Energy Corp. sr. sub. notes 8 1/4s, 2011                                          142,100
            480,000 Vintage Petroleum, Inc. sr. sub. notes 9 3/4s, 2009                                     489,600
             50,000 Vintage Petroleum, Inc. sr. sub. notes 7 7/8s, 2011                                      46,750
            120,000 Westport Resources Corp. company guaranty 8 1/4s, 2011                                  123,600
            110,000 XTO Energy, Inc. 144A sr. sub. notes Ser. B, 8 3/4s, 2009                               114,950
                                                                                                      -------------
                                                                                                          5,152,638

Financial (3.9%)
-------------------------------------------------------------------------------------------------------------------
            465,000 Advanta Corp. 144A company guaranty Ser. B, 8.99s, 2026                                 269,700
            490,000 Affinity Group Holdings sr. notes 11s, 2007                                             481,425
            258,000 AMRESCO, Inc. sr. sub. notes Ser. 97-A, 10s, 2004 (In default) (NON)                     67,080
            130,000 CIT Group, Inc. sr. notes 7 3/4s, 2012                                                  130,446
            150,000 Colonial Capital II 144A company guaranty 8.92s, 2027                                   132,529
            120,000 Comdisco, Inc. notes 5.95s, 2002 (In default) (NON)                                      96,900
             30,000 Comdisco, Inc. notes Ser. MTN, 6.62s, 2002 (In default) (NON)                            24,525
            110,000 Conseco Financing Trust II company guaranty 8.7s, 2026                                   25,300
            200,000 Conseco, Inc. sr. notes 10 3/4s, 2008                                                   103,000
            733,000 Finova Group, Inc. notes 7 1/2s, 2009                                                   254,718
          1,000,000 Ford Motor Credit Corp. notes 8s, 2002                                                1,003,580
             60,000 Ford Motor Credit Corp. notes 7 3/8s, 2009                                               58,855
             20,000 Green Tree Financial notes Ser. A, 6 1/2s, 2002                                          19,900
            320,000 GS Escrow Corp. sr. notes 7 1/8s, 2005                                                  315,069
            415,000 Hanvit Bank 144A sub. notes 11 3/4s, 2010 (South Korea)                                 474,138
            130,000 iStar Financial, Inc. sr. notes 8 3/4s, 2008                                            132,600
          1,000,000 Liberty Mutual Insurance 144A notes 7.697s, 2097                                        768,530
            200,000 Madison River Capital Corp. sr. notes 13 1/4s, 2010                                     156,000
             85,000 Nationwide Credit, Inc. sr. notes Ser. A, 10 1/4s, 2008                                  24,225
            140,000 Newcourt Credit Group, Inc. company guaranty 6 7/8s, 2005                               136,042
            110,000 Ocwen Capital Trust I company guaranty 10 7/8s, 2027                                     82,500
            135,000 Ocwen Federal Bank sub. deb. 12s, 2005                                                  132,300
             45,000 Ocwen Financial Corp. notes 11 7/8s, 2003                                                44,100
            170,000 ONO Finance PLC sr. notes 13s, 2009 (United Kingdom)                                     73,100
             10,000 Port Arthur Finance Corp. company guaranty 12 1/2s, 2009                                 11,000
            260,000 Resource America, Inc. 144A sr. notes 12s, 2004                                         261,300
            140,000 RFS Partnership LP 144A sr. notes 9 3/4s, 2012                                          144,200
            450,000 Sovereign Bancorp, Inc. sr. notes 10 1/2s, 2006                                         491,625
          1,010,000 Sun Life Canada Capital Trust 144A company guaranty 8.526s, 2049                      1,032,553
            160,000 Superior Financial Corp. 144A sr. notes 8.65s, 2003                                     163,318
            110,000 Willis Corroon Corp. 144A company guaranty 9s, 2009                                     114,950
                                                                                                      -------------
                                                                                                          7,225,508

Health Care (3.7%)
-------------------------------------------------------------------------------------------------------------------
            220,000 ALARIS Medical Systems, Inc. sec. notes Ser. B, 11 5/8s, 2006                           239,800
            330,000 ALARIS Medical, Inc. sr. disc. notes stepped-coupon zero %
                    (11 1/8s, 8/1/03), 2008 (STP)                                                           231,000
            406,900 Alderwoods Group, Inc. company guaranty 12 1/4s, 2009                                   429,280
              1,000 Alderwoods Group, Inc. company guaranty 12 1/4s, 2004                                     1,000
              5,200 Alderwoods Group, Inc. company guaranty 11s, 2007                                         5,265
            150,000 Alliance Imaging, Inc. sr. sub. notes 10 3/8s, 2011                                     160,500
            190,000 AmerisourceBergen Corp. sr. notes 8 1/8s, 2008                                          199,025
            130,000 Beverly Enterprises, Inc. sr. notes 9 5/8s, 2009                                        132,600
             80,000 Bio-Rad Labs Corp. sr. sub. notes 11 5/8s, 2007                                          89,200
            250,000 Biovail Corp. sr. sub. notes 7 7/8s, 2010 (Canada)                                      248,750
            131,258 Concentra Operating Corp. bank term loan FRN Ser. B, 5.894s, 2006
                    (acquired 1/15/02, cost $131,552) (RES)                                                 131,422
             65,629 Concentra Operating Corp. bank term loan FRN Ser. C, 6.143s, 2007
                    (acquired 1/15/02, cost $65,772) (RES)                                                   65,711
            270,000 Conmed Corp. company guaranty 9s, 2008                                                  275,400
             70,000 Conventry Health Care, Inc. 144A sr. notes 8 1/8s, 2012                                  70,525
             13,900 Genesis Health Ventures, Inc. sec. notes FRN 6.88s, 2007                                 13,761
            260,000 Hanger Orthopedic Group, Inc. 144A sr. notes 10 3/8s, 2009                              272,350
             70,000 HCA, Inc. med. term notes 7.69s, 2025                                                    70,000
            330,000 HCA, Inc. med. term notes 6.63s, 2045                                                   331,465
            270,000 HCA, Inc. notes 8 3/4s, 2010                                                            295,215
             70,000 HCA, Inc. notes 8.36s, 2024                                                              72,100
            240,000 HCA, Inc. notes 7s, 2007                                                                246,600
            180,000 Healthsouth Corp. sr. sub. notes 10 3/4s, 2008                                          198,000
            140,000 Insight Health Services Corp. 144A sr. sub. notes 9 7/8s, 2011                          143,850
            250,000 Integrated Health Services, Inc. sr. sub. notes Ser. A, 9 1/4s, 2008
                    (In default) (NON)                                                                           25
             79,584 Kinetic Concepts, Inc. bank term loan FRN Ser. C, 5.05s, 2005
                    (acquired 11/5/01, cost $79,684) (RES)                                                   79,319
            140,000 Kinetic Concepts, Inc. company guaranty Ser. B, 9 5/8s, 2007                            144,200
            514,480 Magellan Health Services, Inc. bank term loan FRN 5.625s, 2005
                    (acquired 1/10/02, cost $516,731) (RES)                                                 514,094
            470,000 Magellan Health Services, Inc. sr. sub. notes 9s, 2008                                  357,200
             70,000 Magellan Health Services, Inc. 144A sr. notes 9 3/8s, 2007                               68,600
            480,000 Mariner Post-Acute Network, Inc. sr. sub. notes Ser. B, 9 1/2s, 2007
                    (In default) (NON)                                                                        4,800
             80,000 Mariner Post-Acute Network, Inc. sr. sub. notes stepped-coupon
                    Ser. B, zero % (10 1/2s, 11/1/02), 2007 (STP)                                               400
            220,000 Mediq, Inc. company guaranty 11s, 2008 (In default) (NON)                                 2,200
            145,000 Mediq, Inc. deb. stepped-coupon zero % (13s, 6/1/03), 2009 (STP)                             15
            630,000 Multicare Companies, Inc. sr. sub. notes 9s, 2007 (In default) (NON)                         63
            180,000 Omnicare, Inc. company guaranty Ser. B, 8 1/8s, 2011                                    189,450
            190,000 Rotech Healthcare, Inc. 144A sr. sub. notes 9 1/2s, 2012                                196,175
             40,000 Service Corp. International debs. 7 7/8s, 2013                                           36,100
             20,000 Service Corp. International notes 7.7s, 2009                                             18,750
            210,000 Service Corp. International notes 6s, 2005                                              192,938
            120,000 Stewart Enterprises, Inc. notes 10 3/4s, 2008                                           132,000
          1,125,000 Sun Healthcare Group, Inc. sr. sub. notes Ser. B, 9 1/2s, 2007
                    (In default) (NON)                                                                          113
             30,000 Sun Healthcare Group, Inc. 144A sr. sub. notes 9 3/8s, 2008
                    (In default) (NON)                                                                            3
            100,000 Tenet Healthcare Corp. sr. notes Ser. B, 8 1/8s, 2008                                   108,970
            230,000 Triad Hospitals Holdings company guaranty Ser. B, 11s, 2009                             255,300
            460,000 Triad Hospitals, Inc. company guaranty Ser. B, 8 3/4s, 2009                             489,325
            180,000 Vanguard Health Systems, Inc. company guaranty 9 3/4s, 2011                             189,000
                                                                                                      -------------
                                                                                                          6,901,859

Technology (1.7%)
-------------------------------------------------------------------------------------------------------------------
            210,000 Crown Castle International Corp. sr. disc. notes stepped-coupon
                    zero % (10 3/8s, 5/15/04), 2011 (STP)                                                   122,850
            200,000 Crown Castle International Corp. sr. notes 10 3/4s, 2011                                179,000
            340,000 Crown Castle International Corp. sr. notes 9 3/8s, 2011                                 286,450
            200,000 Equinix, Inc. sr. notes 13s, 2007                                                        62,000
             10,000 Exodus Communications, Inc. sr. notes 11 5/8s, 2010 (In default) (NON)                    2,025
            170,000 Exodus Communications, Inc. sr. notes 10 3/4s, 2009 (In default) (NON)                   35,913
             40,000 Fairchild Semiconductor International, Inc. company guaranty
                    10 3/8s, 2007                                                                            42,500
            110,000 Fairchild Semiconductor International, Inc. sr. sub. notes 10 1/8s, 2007                114,950
            440,000 Firstworld Communication Corp. sr. disc. notes stepped-coupon zero %
                    (13s, 4/15/03), 2008 (STP)                                                               44,000
            290,000 Globix Corp. sr. notes 12 1/2s, 2010 (In default) (NON)                                  44,225
            230,000 Intira Corp. bonds stepped-coupon zero % (13s, 2/1/05), 2010
                    (acquired 1/31/00, cost $122,569) (RES) (STP)                                                23
            500,000 Iron Mountain, Inc. company guaranty 8 3/4s, 2009                                       520,625
            170,000 IWO Holdings, Inc. company guaranty 14s, 2011                                           144,500
             20,000 Lucent Technologies, Inc. deb. 6 1/2s, 2028                                              13,000
            440,000 Lucent Technologies, Inc. deb. 6.45s, 2029                                              286,000
            230,000 Lucent Technologies, Inc. notes 7 1/4s, 2006                                            190,900
            410,000 Motors and Gears, Inc. sr. notes Ser. D, 10 3/4s, 2006                                  397,700
            140,000 Orbital Imaging Corp. sr. notes Ser. B, 11 5/8s, 2005 (In default) (NON)                 11,200
             60,000 Orbital Imaging Corp. sr. notes Ser. D, 11 5/8s, 2005 (In default) (NON)                  4,800
            150,000 Polaroid Corp. sr. notes 11 1/2s, 2006 (In default) (NON)                                 9,000
             40,000 PSINet, Inc. sr. notes 11 1/2s, 2008 (In default) (NON)                                   4,000
            290,000 PSINet, Inc. sr. notes 11s, 2009 (In default) (NON)                                      29,000
             30,000 PSINet, Inc. sr. notes Ser. B, 10s, 2005 (In default) (NON)                               3,000
             40,000 Rhythms Netconnections, Inc. sr. notes Ser. B, 14s, 2010 (In default) (NON)               2,600
            100,000 SCG Holding & Semiconductor Corp. company guaranty 12s, 2009                             65,000
             50,000 Seagate Technology, Inc. 144A company guaranty 12 1/2s, 2007
                    (Cayman Islands)                                                                         56,750
            190,000 Telecommunications Techniques, Inc. company guaranty 9 3/4s, 2008                        51,300
             44,781 Telex Communications Group, Inc. sr. sub. notes zero %, 2006                             24,630
             60,000 Viasystems, Inc. sr. notes Ser. B, 9 3/4s, 2007                                          16,500
            220,000 World Access, Inc. sr. notes Ser. B, 13 1/4s, 2008 (In default) (NON)                     6,600
             30,000 Xerox Corp. notes 5 1/2s, 2003                                                           28,050
            440,000 Xerox Corp. 144A sr. notes 9 3/4s, 2009                                                 416,900
             10,000 Xerox Credit Corp. sr. notes 6.1s, 2003                                                   9,350
                                                                                                      -------------
                                                                                                          3,225,341

Transportation (1.2%)
-------------------------------------------------------------------------------------------------------------------
             20,000 Air Canada Corp. sr. notes 10 1/4s, 2011 (Canada)                                        15,000
            150,000 American Airlines, Inc. bonds Ser. 01-2, Class B, 8.608s, 2011                          153,261
             70,000 American Airlines, Inc. 144A pass-through certificates Ser. 01-2,
                    Class A-2, 7.858s, 2011                                                                  71,868
            250,000 Calair, LLC/Calair Capital Corp. company guaranty 8 1/8s, 2008                          222,500
            110,000 Continental Airlines, Inc. pass-through certificates Ser. D, 7.568s, 2006                99,000
            130,000 Delta Air Lines, Inc. pass-through certificates Ser. 00-1, Class C,
                    7.779s, 2005                                                                            129,221
            180,000 Kansas City Southern Railway Co. company guaranty 9 1/2s, 2008                          194,400
             70,000 Kitty Hawk, Inc. company guaranty 9.95s, 2004 (In default) (NON)                          7,000
            300,000 Navistar International Corp. company guaranty Ser. B, 9 3/8s, 2006                      317,250
             60,000 Navistar International Corp. sr. notes Ser. B, 8s, 2008                                  59,400
             70,000 Northwest Airlines, Inc. company guaranty 8.52s, 2004                                    67,900
            140,000 Northwest Airlines, Inc. company guaranty 7 5/8s, 2005                                  129,500
            360,000 Northwest Airlines, Inc. sr. notes 9 7/8s, 2007                                         355,500
            220,000 RailAmerica Transportation company guaranty 12 7/8s, 2010                               242,000
             50,000 Transportation Manufacturing Operations, Inc. company guaranty
                    11 1/4s, 2009                                                                            39,000
            160,000 US Air, Inc. pass-through certificates Ser. 93A3, 10 3/8s, 2013                          99,200
                                                                                                      -------------
                                                                                                          2,202,000

Utilities and Power (2.6%)
-------------------------------------------------------------------------------------------------------------------
            180,000 AES Corp. (The) notes 8 3/4s, 2008                                                      140,400
            420,000 AES Corp. (The) sr. notes 9 3/8s, 2010                                                  329,700
             80,000 AES Corp. (The) sr. notes 8 7/8s, 2011                                                   60,000
             90,000 Azurix Corp. sr. notes Ser. B, 10 3/4s, 2010                                             78,750
             80,000 Azurix Corp. sr. notes Ser. B, 10 3/8s, 2007                                             69,600
            320,000 Calpine Canada Energy Finance company guaranty 8 1/2s,
                    2008 (Canada)                                                                           254,400
             85,000 Calpine Corp. sr. notes 10 1/2s, 2006                                                    71,400
            380,000 Calpine Corp. sr. notes 8 5/8s, 2010                                                    300,200
            560,000 Calpine Corp. sr. notes 8 1/2s, 2011                                                    438,200
            190,000 Calpine Corp. sr. notes 7 7/8s, 2008                                                    152,000
             10,000 Calpine Corp. sr. notes 7 3/4s, 2009                                                      7,900
            110,000 CMS Energy Corp. sr. notes 8.9s, 2008                                                   114,675
            110,000 CMS Energy Corp. sr. notes 8 1/2s, 2011                                                 113,038
            300,000 CMS Energy Corp. sr. notes Ser. B, 6 3/4s, 2004                                         298,710
            150,000 Edison Mission Energy sr. notes 10s, 2008                                               150,000
             70,000 Midland Funding Corp. II debs. Ser. A, 11 3/4s, 2005                                     76,046
            430,000 Midland Funding II Corp. deb. Ser. B, 13 1/4s, 2006                                     491,972
            330,000 Mission Energy Holding Co. sec. notes 13 1/2s, 2008                                     358,875
            181,023 Northeast Utilities notes Ser. A, 8.58s, 2006                                           190,045
             32,000 Northeast Utilities notes Ser. B, 8.38s, 2005                                            33,470
            110,000 Pacific Gas & Electric Co. 144A sr. notes 7 3/8s, 2005 (In default) (NON)               124,300
            350,000 Southern California Edison Co. notes 8.95s, 2003                                        356,125
             30,000 Southern California Edison Co. notes 6 3/8s, 2006                                        27,975
            230,000 Tiverton/Rumford Power Associates, LP 144A pass-through certificates
                    9s, 2018                                                                                193,200
            369,000 York Power Funding 144A notes 12s, 2007 (Cayman Islands)
                    (In default) (NON)                                                                      329,072
                                                                                                      -------------
                                                                                                          4,760,053
                                                                                                      -------------
                    Total Corporate Bonds and Notes (cost $115,651,438)                                $100,470,838

FOREIGN GOVERNMENT BONDS AND NOTES (11.4%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
USD         520,458 Argentina (Republic of) bonds Ser. 2018, 2.89s, 2018 (In default) (NON)            $    111,899
AUD       2,940,000 Australia (Government of) bonds Ser. 513, 6 1/2s, 2013                                1,575,844
USD         550,000 Brazil (Federal Republic of) notes 11s, 2012                                            511,500
USD       1,340,000 Brazil (Federal Republic of) unsub. notes 11s, 2040                                   1,104,160
CAD         515,000 Canada (Government of) bonds 5 1/2s, 2010                                               317,710
CAD         165,000 Canada (Government of) bonds Ser. WL43, 5 3/4s, 2029                                    100,281
USD         355,000 Colombia (Republic of) bonds 11 3/4s, 2020                                              354,113
USD         240,000 Ecuador (Republic of) bonds Ser. REGS, 12s, 2012                                        192,600
USD          75,000 Ecuador (Republic of) bonds stepped-coupon Ser. REGS, 5s
                    (6s, 8/15/02), 2030 (STP)                                                                40,688
EUR         230,000 France (Government of) deb. 4s, 2009                                                    185,761
EUR         390,000 Germany (Federal Republic of) bonds Ser. 94, 6 1/4s, 2024                               366,180
EUR       1,470,000 Germany (Federal Republic of) bonds Ser. 99, 4s, 2009                                 1,193,026
EUR         940,000 Italy (Government of) treasury bonds 5 1/4s, 2011                                       810,849
EUR         190,000 Italy (Government of) treasury bonds 4 3/4s, 2006                                       165,155
USD         105,000 Malaysia (Government of) bonds 7 1/2s, 2011                                             107,940
NZD       1,020,000 New Zealand (Government of) bonds Ser. 709, 7s, 2009                                    452,390
USD         104,000 Peru (Republic of) 144A notes 9 1/8s, 2012                                              102,596
USD         140,000 Philippines (Republic of) notes 10 5/8s, 2025                                           147,700
USD         300,000 Philippines (Republic of) notes 8 3/8s, 2009                                            298,200
USD         535,000 Russia (Federation of) bonds 12 3/4s, 2028                                              627,288
USD       1,175,000 Russia (Federation of) unsub. 8 1/4s, 2010                                            1,116,250
USD       1,535,000 Russia (Federation of) unsub. stepped-coupon 5s
                    (7 1/2s, 3/31/07), 2030 (STP)                                                         1,013,100
USD       2,287,500 Russia (Federation of) 144A unsub. stepped-coupon 5s
                    (7 1/2s, 3/31/07), 2030 (STP)                                                         1,509,750
EUR         150,000 Spain (Government of) bonds 6s, 2029                                                    136,390
EUR         460,000 Spain (Government of) bonds 4.8s, 2006                                                  399,005
SEK      22,900,000 Sweden (Government of) bonds Ser. 1044, 3 1/2s, 2006                                  2,061,732
USD         220,000 Turkey (Republic of) bonds 11 3/4s, 2010                                                226,380
USD         150,000 Turkey (Republic of) notes 11 1/2s, 2012                                                152,813
GBP         770,000 United Kingdom Treasury bonds Ser. 85, 9 3/4s, 2002                                   1,120,993
GBP         605,000 United Kingdom Treasury bonds 8 1/2s, 2005                                              951,415
GBP         250,000 United Kingdom Treasury bonds 5s, 2012                                                  348,119
USD         670,000 United Mexican States bonds 11 3/8s, 2016                                               838,505
USD         610,000 United Mexican States bonds Ser. MTN, 8.3s, 2031                                        607,865
USD         230,000 United Mexican States notes 8 1/8s, 2019                                                227,125
USD         430,000 United Mexican States notes 7 1/2s, 2012                                                428,495
USD       1,125,000 United Mexican States notes Ser. A, 9 7/8s, 2010                                      1,270,125
USD         215,000 Venezuela (Republic of) bonds 9 1/4s, 2027                                              147,598
                                                                                                      -------------
                    Total Foreign Government Bonds and Notes (cost $20,953,562)                       $  21,321,540

COLLATERALIZED MORTGAGE OBLIGATIONS (10.6%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
                    Amortizing Residential Collateral Trust
$        10,000,000 Ser. 02-BC1, Class A, Interest Only (IO), 6s, 2005                                $     872,656
            640,000 Ser. 02-BC1, Class M2, FRN, 3s, 2032                                                    632,254
          1,100,000 Amresco Commercial Mortgage Funding, 7.64s, 2029                                      1,129,219
          1,050,235 Banc of America Commercial Mortgage, Inc. Ser. 01-PB1, Class XC,
                    IO, 0.94s, 2035                                                                          46,153
          1,028,236 Bank of America Mortgage Securities Ser. 01-10, Class 1A11, IO,
                    6.65s, 2031                                                                              80,010
            159,818 Blackstone Hotel Acquisition Co. jr. mtge. loan FRN 9.794s, 2003                        216,171
            707,976 Blackstone Hotel Acquisition Co. sr. mtge. loan 6.919s, 2003
                    (acquired 8/17/98, cost $708,933) (RES)                                               1,006,441
                    Chase Commercial Mortgage Securities Corp.
            250,000 Ser. 00-1, Class E, 8.42s, 2010                                                         263,848
            155,000 Ser. 00-3, Class G, 6.887s, 2019                                                        125,114
          1,491,467 Citicorp Mortgage Securities, Inc. Ser. 01-15, Class A3A, IO, 5.5s, 2031                 88,323
            485,000 Commercial Mortgage Acceptance Corp. Ser. 97-ML1, Class D,
                    7.05s, 2030                                                                             464,236
          7,886,196 Commercial Mortgage Asset Trust Ser. 99-C1, Class X, IO, 0.92s, 2020                    454,072
            480,000 Countrywide Home Loan Ser. 98-3, Class A5, 6 3/4s, 2028                                 474,600
            420,000 Countrywide Mortgage Backed Securities, Inc. Ser. 93-C, Class A8,
                    6 1/2s, 2024                                                                            411,999
            619,000 Criimi Mae Commercial Mortgage Trust Ser. 98-C1, Class A2, 7s, 2011                     613,294
            242,000 Criimi Mae Commercial Mortgage Trust 144A Ser. 98-C1, Class B,
                    7s, 2011                                                                                220,220
                    CS First Boston Mortgage Securities Corp.
            135,000 Ser. 01-CF2, Class E, 7.29s, 2011                                                       137,447
            155,000 Ser. 01-CF2, Class G, 6.93s, 2011                                                       149,381
         12,977,122 Deutsche Mortgage and Asset Receiving Corp. Ser. 98-C1, Class X,
                    IO, 0.84s, 2031                                                                         515,030
                    Euro Loan Conduit 144A
            150,000 FRN Ser. 7A, Class E, 8.493s, 2006 (United Kingdom)                                     205,027
            150,000 FRN Ser. 7A, Class D, 6.743s, 2006 (United Kingdom)                                     213,537
                    Fannie Mae
             11,914 Ser. 93-245, Class SD, 18.662s, 2023                                                     12,082
             51,485 Ser. 98-63, Class S, 14.64s, 2026                                                        51,485
            235,200 Ser. 98-1, Class SA, IO, 11.1s, 2024                                                     88,500
              1,491 Ser. 92-15, Class L, IO, 8.55s, 2022                                                     44,928
            303,936 Ser. 01-T4, Class A1, 7 1/2s, 2028                                                      320,272
            326,961 Ser. 319, Class 2, IO, 6 1/2s, 2032                                                      99,365
            303,266 Ser. 01-55, Class CZ, 6 1/2s, 2031                                                      295,400
            149,700 Ser. 01-58, Class HI, IO, 6 1/2s, 2026                                                   37,612
            570,200 Ser. 01-62, Class PI, IO, 6 1/2s, 2025                                                   95,687
          1,329,090 Ser. 318, Class 2, IO, 6s, 2032                                                         424,063
            286,820 Ser. 01-62, Class BI, IO, 6s, 2026                                                       53,958
            375,500 Ser. 01-72, Class NI, IO, 6s, 2021                                                       52,879
            538,900 Ser. 01-70, Class PI, IO, 6s, 2021                                                       78,821
            376,800 Ser. 01-74, Class QI, IO, 6s, 2018                                                       44,613
            222,200 Ser. 01-74, Class MI, IO, 6s, 2015                                                       40,569
             83,959 Federal Home Loan Mortgage Corp. - Government National Mortgage
                    Association Ser. 57, Class A, Principal Only (PO), zero %, 2023                          63,717
          4,938,938 FFCA Secured Lending Corp. Ser. 00-1, Class X, IO, 1.71s, 2027                          417,495
            550,000 First Union National Bank Commercial Mortgage Ser. 00-C1, Class E,
                    8.499s, 2010                                                                            577,500
                    Freddie Mac
             79,544 Ser. 2154, Class SA, 24.83s, 2029                                                        77,928
             35,564 Ser. 2149, Class ST, 22.43s, 2029                                                        35,147
            138,249 Ser. 2319, Class S, 21.797s, 2031                                                       124,208
            214,565 Ser. 2360, Class SC, 16.257s, 2031                                                      192,237
          1,948,864 Ser. 212, IO, 6s, 2031                                                                  568,825
             37,807 Ser. 2286, Class LR, 15.533s, 2024                                                       38,244
            459,915 Ser. 2032, Class SK, IO, 11s, 2024                                                      128,813
          1,318,721 Ser. 216, IO, 6s, 2032                                                                  423,639
            271,224 Ser. 2389, Class EI, IO, 6s, 2021                                                        38,649
             60,113 Ser. 2337, PO, zero %, 2031                                                              41,253
             29,998 Ser. 2331, PO, zero %, 2031                                                              27,101
              8,556 Ser. 2312, PO, zero %, 2031                                                               7,730
             33,173 Ser. 2317, PO, zero %, 2031                                                              25,792
             11,191 Ser. 2302, Class LO, PO, zero %, 2031                                                    11,079
              5,235 Ser. 2291, Class QO, PO, zero %, 2031                                                     4,729
            479,039 Ser. 215, PO, zero %, 2031                                                              405,387
             41,584 Ser. 2078, Class KC, PO, zero %, 2023                                                    37,218
            211,230 Ser. 1208, Class F, zero %, 2022                                                        175,824
             20,888 Ser. 2190, PO, zero %, 2014                                                              20,679
            160,000 GE Capital Commercial Mortgage Corp. Ser. 01-1, Class G, 7.04s, 2011                    152,775
            285,000 GE Capital Mortgage Services, Inc. Ser. 98-11, Class 2A4, 6 3/4s, 2028                  283,053
            695,000 GMAC Commercial Mortgage Securities, Inc. Ser. 98-C2, Class D,
                    6 1/2s, 2010                                                                            685,444
            240,771 Government National Mortgage Association Ser. 99-42, PO,
                    zero %, 2027                                                                            221,434
            305,000 Granite Mortgages PLC FRN Ser. 01-1, Class 1C, 3.17s, 2041
                    (United Kingdom)                                                                        304,807
          1,345,000 Holmes Financing PLC FRB Ser. 1, Class 2C, 2.98s, 2040                                1,338,275
            550,000 LB Commercial Conduit Mortgage Trust Ser. 99-C1, Class D, 7.02s, 2009                   546,811
                    Merrill Lynch Mortgage Investors, Inc.
            210,000 Ser. 1995-C3, Class D, 7.782s, 2025                                                     219,548
            315,000 Ser. 96-C2, Class E, 6.96s, 2028                                                        296,789
          4,398,601 Ser. 96-C2, IO, 1.78s, 2028                                                             262,542
          1,815,257 Mortgage Capital Funding, Inc. Ser. 97-MC2, Class X, IO, 0.92s, 2027                     94,734
              8,964 Prudential Home Mortgage Securities Ser. 93-57, Class A4, 5.9s, 2023                      9,078
          3,088,800 Residential Funding Mortgage Securities, Inc. Ser. 01-S26, Class A9, IO,
                    5.5s, 2031                                                                              186,293
            400,000 Residential Mortgage Securities 144A FRB Ser. 8, Class M, 5.17s, 2038                   566,672
             46,430 Rural Housing Trust Ser. 87-1, Class D, 6.33s, 2026                                      47,238
            700,000 Starwood Asset Receivables Trust FRB Ser. 00-1, Class E, 7.8s, 2005                     707,000
          1,584,161 Structured Asset Securities Corp. Ser. 98-RF3, IO, 6.1s, 2028                           295,248
                                                                                                      -------------
                    Total Collateralized Mortgage Obligations (cost $19,914,145)                      $  19,720,201
U.S. GOVERNMENT AND AGENCY OBLIGATIONS (8.0%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
U.S. Government Agency Mortgage Obligations (1.5%)
-------------------------------------------------------------------------------------------------------------------
                    Federal National Mortgage Association Pass-Through Certificates
$            13,641 8s, April 1, 2027                                                                 $      14,360
          1,365,710 6 1/2s, with due dates from May 1, 2031 to February 1, 2032                           1,360,890
            901,886 Financing Corp. zero %, with due dates from July 25, 2023 to
                    September 25, 2031                                                                      680,599
            121,934 Freddie Mac zero %, August 15, 2031                                                      84,287
                    Government National Mortgage Association Pass-Through Certificates
            135,106 8s, December 15, 2022                                                                   144,206
            421,403 7s, December 15, 2022                                                                   433,506
                                                                                                      -------------
                                                                                                          2,717,848

U.S. Treasury Obligations (6.5%)
-------------------------------------------------------------------------------------------------------------------
                    U.S. Treasury Notes
          1,795,000 4 7/8s, February 15, 2012                                                             1,722,069
         10,996,000 3 1/2s, November 15, 2006                                                            10,399,797
                                                                                                      -------------
                                                                                                         12,121,866
                                                                                                      -------------
                    Total U.S. Government and Agency Obligations (cost $15,012,046)                   $  14,839,714

BRADY BONDS (2.7%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$         2,973,855 Brazil (Federal Republic of) bonds 8s, 2014                                       $   2,423,692
            585,000 Brazil (Federal Republic of) government guaranty Ser. 30YR,
                    6.938s, 2024                                                                            444,600
            230,000 Brazil (Federal Republic of) govt. guaranty FRB 3 1/4s, 2012                            175,099
            380,000 Bulgaria (Government of) coll., FLIRB Ser. A, 2.813s, 2012                              340,594
            617,400 Bulgaria (Government of) debs. FRB Ser. PDI, 2.813s, 2011                               540,225
            142,100 Bulgaria (Government of) debs. FRB Ser. RPDI, 2.813s, 2011                              124,338
            380,000 Bulgaria (Government of) FRB Ser. A, 2.813s, 2024                                       340,100
            857,130 Venezuela (Republic of) debs. FRB Ser. DL, 2.875s, 2007                                 699,675
                                                                                                      -------------
                    Total Brady Bonds (cost $4,786,698)                                               $   5,088,323

ASSET-BACKED SECURITIES (2.5%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$           240,000 Aames Mortgage Trust Ser. 02-1, Class A3, FRN, 6.896s, 2032                       $     239,325
            186,720 Asset Backed Funding Corporation NIM Trust Ser. 02-WF1, 9.32s, 2032                     184,853
                    Conseco Finance Securitizations Corp. Ser. 01-4, Class B1, 9.4s, 2010
            293,000 Ser. 01-4, Class B1, 9.4s, 2010                                                         275,065
            865,000 Ser. 00-4, Class A6, 8.31s, 2032                                                        897,978
            300,000 Ser. 00-6, Class M2, 8.2s, 2032                                                         297,461
            335,000 Consumer Credit Reference Index Securities Ser. 02-2A, Class BFL,
                    FRN, 3.881s, 2007                                                                       335,733
            298,450 First Plus 144A Ser. 98-A, Class A, 8 1/2s, 2023                                        196,977
             75,000 Green Tree Financial Corp. Ser. 95-F, Class B2, 7.1s, 2021                               64,453
            765,745 Greenpoint Manufactured Housing Ser. 00-3, Class IA, 8.45s, 2031                        796,944
            295,882 Madison Avenue Manufactured Housing Contract Ser. 02-A, Class B1,
                    FRN, 5.15s, 2034                                                                        221,912
            175,971 Mid-State Trust Ser. 10, Class B, 7.54s, 2026                                           164,038
                    Morgan Stanley Dean Witter Capital I
            474,000 Ser. 01-NC4, Class B1, FRN, 4.4s, 2032                                                  467,631
            120,000 Ser. 01-NC3, Class B1, FRN, 4.35s, 2031                                                 118,406
            322,315 Option One Mortgage Securities Corp. 144A Ser. 02-1, Class CTFS,
                    6 3/4s, 2032                                                                            317,339
                                                                                                      -------------
                    Total Asset-Backed Securities (cost $4,667,484)                                   $   4,578,115

PREFERRED STOCKS (2.3%) (a)
NUMBER OF SHARES                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
              3,898 AmeriKing, Inc. $3.25 cum. pfd. (PIK)                                             $          39
              9,980 Brand Scaffold Services, Inc. 144A $3.625 pfd.                                          419,160
             16,000 California Federal Bancorp, Inc. Ser. A, $2.281 pfd.                                    398,560
             11,219 Chevy Chase Capital Corp. Ser. A, $5.188 pfd. (PIK)                                     626,020
              1,200 Chevy Chase Savings Bank, Inc. $3.25 pfd.                                                32,400
             60,000 CSBI Capital Trust I 144A company guaranty Ser. A, 11.75% pfd.                           66,600
              6,955 CSC Holdings, Inc. Ser. M, $11.125 cum. pfd. (PIK)                                      721,581
              1,265 Decrane Aircraft Holdings Co. $16.00 pfd. (PIK)                                         126,532
                320 Delta Financial Corp. Ser. A, $10.00 cum. pfd.                                            3,680
              3,500 Diva Systems Corp. Ser. C, 6.00% cum. pfd.                                                   35
             18,000 Diva Systems Corp. Ser. D, zero % pfd.                                                      180
                353 Dobson Communications Corp. 13.00% pfd.                                                 303,580
                  9 Dobson Communications Corp. 144A 12.25% pfd. (PIK)                                        7,740
                110 First Republic Capital Corp. 144A 10.50% pfd.                                           109,450
                384 Granite Broadcasting Corp. 12.75% cum. pfd. (PIK)                                       188,160
                290 Intermedia Communications, Inc. Ser. B, 13.50% pfd. (PIK)                               269,700
                119 Nextel Communications, Inc. 144A Ser. E, 11.125% pfd. (PIK)                              44,030
                 90 Paxson Communications Corp. 13.25% cum. pfd. (PIK)                                      832,500
                342 Rural Cellular Corp. 12.25% pfd. (PIK)                                                  170,765
                                                                                                      -------------
                    Total Preferred Stocks (cost $4,704,533)                                          $   4,320,712

CONVERTIBLE BONDS AND NOTES (0.9%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$           160,000 American Tower Corp. cv. notes 5s, 2010                                           $      88,000
            310,000 DaVita, Inc. sub. notes 7s, 2009                                                        308,853
            460,000 Exide Corp. 144A cv. sr. sub. notes 2.9s, 2005                                            2,300
            150,000 Healthsouth Corp. cv. sub. deb. 3 1/4s, 2003                                            144,563
             31,000 Hexcel Corp. cv. sub. notes 7s, 2003                                                     20,189
          1,740,000 Nextel Communications, Inc. cv. sr. notes 5 1/4s, 2010                                  870,000
            100,000 Spectrasite Holdings, Inc. cv. sr. notes 6 3/4s, 2010                                    33,773
            330,000 Telewest Finance 144A cv. company guaranty 6s, 2005
                    (United Kingdom)                                                                        151,800
            100,000 Telewest Finance Corp. cv. sub. notes 6s, 2005 (United Kingdom)                          46,000
                                                                                                      -------------
                    Total Convertible Bonds and Notes (cost $2,303,089)                               $   1,665,478

COMMON STOCKS (0.5%) (a) (NON)
NUMBER OF SHARES                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
                769 Alderwoods Group, Inc.                                                            $       6,844
                 50 AmeriKing, Inc.                                                                               1
             10,551 Arch Wireless, Inc.                                                                          95
              3,719 Aurora Foods, Inc.                                                                       15,583
             49,785 Celcaribe SA (Colombia)                                                                   1,494
              5,194 Covad Communications Group, Inc. 144A                                                    11,842
                320 Delta Funding Residual Exchange Company, LLC                                             69,920
                320 Delta Funding Residual Management, Inc.                                                       3
              5,040 Doskocil Manufacturing Company, Inc.                                                     15,120
              1,024 Fitzgerald Gaming Corp.                                                                      10
                878 Focal Communications Corp.                                                                3,750
              2,357 Genesis Health Ventures, Inc.                                                            42,896
              3,715 Intira Corp.                                                                                  1
            240,000 Paracelsus Healthcare Corp.                                                                  24
             11,701 Pioneer Company, Inc.                                                                    21,939
                 53 Quorum Broadcast Holdings, Inc. Class E (acquired 5/15/01,
                    cost $52,488) (RES)                                                                      52,600
              4,444 Regal Cinemas, Inc.                                                                     688,820
                283 RSL Communications, Ltd. Class A                                                              1
                501 Vast Solutions, Inc. Class B1                                                             1,503
                501 Vast Solutions, Inc. Class B2                                                             1,503
                501 Vast Solutions, Inc. Class B3                                                             1,503
                                                                                                      -------------
                    Total Common Stocks (cost $1,172,531)                                             $     935,452

UNITS (0.1%) (a)
NUMBER OF UNITS                                                                                               VALUE
-------------------------------------------------------------------------------------------------------------------
            350,000 Australis Media, Ltd. units 15 3/4s, 2003 (Australia) (In default) (NON)          $          35
            721,160 Contifinacial Corp. Liquidating Trust units 8 1/8s, 2031 (NON)                           36,058
                204 Hercules Trust II units cum. cv. pfd. 6 1/2s                                            118,320
            220,000 Pegasus Shipping 144A units stepped-coupon zero % (14 1/2s,
                    6/20/03), 2008 (acquired 6/23/98, cost $109,428) (Bermuda) (RES) (STP)                    2,200
            225,000 XCL, Ltd. 144A units 13 1/2s, 2004 (In default) (NON)                                    67,500
              2,000 XCL, Ltd. 144A units cv. cum. pfd. zero % (In default) (NON) (PIK)                        1,000
                                                                                                      -------------
                    Total Units (cost $1,624,885)                                                     $     225,113

CONVERTIBLE PREFERRED STOCKS (0.1%) (a)
NUMBER OF SHARES                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
                 19 Genesis Health Ventures, Inc. $6.00 cv. pfd. (PIK)                                $       2,090
                110 Interact Systems, Inc. 144A 14.00% cv. pfd. (In default) (NON)                                1
              1,400 LTV Corp. (The) 144A $4.125 cv. pfd. (In default) (NON)                                     175
                 13 Paxson Communications Corp. 144A 9.75% cv. pfd. (PIK)                                   117,000
              2,124 Telex Communications, Inc. zero % cv. pfd. (In default) (NON)                             2,124
                 43 World Access, Inc. 144A Ser. D, zero % cv. pfd.                                              11
                330 XCL, Ltd. 144A Ser. A, 9.50% cum. cv. pfd. (In default) (NON) (PIK)                         165
                                                                                                      -------------
                    Total Convertible Preferred Stocks (cost $272,986)                                $     121,566

WARRANTS (--%) (a) (NON)                                                                  EXPIRATION
NUMBER OF WARRANTS                                                                        DATE                VALUE
-------------------------------------------------------------------------------------------------------------------
                120 Birch Telecommunications, Inc. 144A (PIK)                             6/15/08     $          12
             11,800 CGA Group, Ltd. 144A                                                  2/11/07               118
                720 Club Regina, Inc. 144A                                                12/1/04                 7
                100 Colo.com, Inc. 144A                                                   3/15/10                 1
                250 Dayton Superior Corp.                                                 6/15/09             2,500
                420 Decrane Aircraft Holdings Co.                                         9/30/08                 1
                  1 Decrane Aircraft Holdings Co. Class B                                 6/30/10                 1
              3,392 Delta Financial Corp.                                                 12/21/10                1
                 60 Diva Systems Corp.                                                    5/15/06                 1
                939 Diva Systems Corp. 144A                                               3/1/08                  9
              2,740 Genesis Health Ventures, Inc.                                         10/1/02             5,809
                120 Globalstar Telecommunications                                         2/15/04                 1
                270 Horizon PCS, Inc.                                                     10/1/10             5,400
                110 Interact Systems, Inc.                                                8/1/03                  1
                110 Interact Systems, Inc. 144A                                           12/15/09                1
             22,383 Intira Corp. Class B                                                  9/29/10                 2
                230 iPCS, Inc. 144A                                                       7/15/10             1,150
                500 Iridium World Com 144A                                                7/15/05                 1
                170 IWO Holdings, Inc.                                                    1/15/11             5,100
                340 Jostens, Inc.                                                         5/1/10              3,400
                280 KMC Telecommunications Holdings, Inc. 144A                            4/15/08                 3
                290 Knology Holdings, Inc.                                                10/22/07                7
                166 Leap Wireless International, Inc. 144A                                4/15/10             4,980
                962 Loral Space & Communications, Ltd.                                    12/27/06               10
                160 McCaw International, Ltd.                                             4/15/07                 2
                145 Mediq, Inc. 144A                                                      6/1/09                  1
                130 Mikohn Gaming Corp. 144A                                              8/15/08               650
                140 Orbital Imaging Corp. 144A                                            3/1/05                  1
                160 Orion Network Systems                                                 1/15/07                 4
                320 Paxson Communications Corp. 144A                                      6/30/03             1,440
                100 Pliant Corp. 144A                                                     6/1/10                200
                140 Startec Global Communications Corp.                                   5/15/08                 1
                 45 Sterling Chemicals Holdings                                           8/15/08                27
                130 Telehub Communications Corp. 144A                                     7/31/05                 1
                 84 Telex Communications Group, Inc.                                      3/30/07                 1
                400 Ubiquitel, Inc. 144A                                                  4/15/10            14,200
                395 UIH Australia/Pacific, Inc. 144A                                      5/15/06                 4
              4,238 United Artists Theatre                                                3/2/08             38,135
                230 Veraldo Holdings, Inc. 144A                                           4/15/08                 2
                150 XM Satellite Radio Holdings, Inc. 144A                                3/15/10               150
                                                                                                      -------------
                    Total Warrants (cost $862,718)                                                    $      83,335

SHORT-TERM INVESTMENTS (11.1%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$            10,880 Short-term investments held as collateral for loaned securities with yields ranging from 1.80% to 2.19% and due dates ranging from
                    April 1, 2002 to May 13, 2002 (d)                                                 $      10,870
          1,000,000 Daimler Chrysler for an effective yield of 2.29%, April 11, 2002                        999,364
          1,000,000 General Motors for an effective yield of 2.29%, April 15, 2002                          999,109
          1,036,000 Quincy Capital Corp. for an effective yield of 1.88%, April 11, 2002                  1,035,235
          1,000,000 Sears Roebuck for an effective yield of 2.3%, April 9, 2002                             999,489
          1,006,000 Thunder Bay Funding for an effective yield of 1.82%, April 1, 2002                    1,006,000
         10,804,000 Interest in $715,000,000 joint tri-party repurchase agreement dated
                    March 28, 2002 with Goldman Sachs & Co. with respect to various
                    U.S. Government obligations -- maturity value of $10,806,305 for an
                    effective yield of 1.92%                                                             10,804,000
          4,501,000 Interest in $750,000,000 joint repurchase agreement dated
                    March 28, 2002 with Morgan Stanley Dean Witter with respect to various U.S. Government obligations -- maturity value of
                    $4,501,945 for an effective yield of 1.89%                                            4,501,000
            410,000 U.S. Treasury Bill for an effective yield of 1.65%, June 13, 2002 (SEG)                 408,636
                                                                                                      -------------
                    Total Short-Term Investments (cost $20,763,650)                                   $  20,763,703
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $212,689,765) (b)                                         $ 194,134,090
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $186,341,803.

  (b) The aggregate identified cost on a tax basis is $213,449,559, resulting in gross unrealized appreciation and depreciation of $6,399,058 and $25,714,527, respectively, or net unrealized depreciation of $19,315,469.

(NON) Non-income-producing security.

(STP) The interest rate and date shown parenthetically represent the new interest rate to be paid and the date the fund will begin accruing interest at this rate.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at March 31, 2002 was $5,135,390 or 2.8% of net assets.

(PIK) Income may be received in cash or additional securities at the discretion of the issuer.

(SEG) This security was pledged and segregated with the custodian to cover margin requirements for futures contracts at March 31, 2002.

  (R) Real Estate Investment Trust.

  (d) See footnote 1 to the financial statements.

      144A after the name of a security represents those exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

      FLIRB represents Front Loaded Interest Reduction Bond.

      The rates shown on Floating Rate Bonds (FRB) and Floating Rate
      Notes (FRN) are the current interest rates shown at March 31, 2002, which are subject to change based on the terms of the security.

------------------------------------------------------------------------------
Forward Currency Contracts to Buy at March 31, 2002
(aggregate face value $13,276,968)
                                                                   Unrealized
                                      Aggregate Face  Delivery    Appreciation/
                      Market Value         Value        Date     (Depreciation)
------------------------------------------------------------------------------
Australian Dollars      $2,578,750      $2,527,233     6/19/02         $51,517
British Pounds               2,834           2,810     6/19/02              24
Canadian Dollars           885,403         888,438     6/19/02          (3,035)
Danish Krone               191,382         190,935     6/19/02             447
Euro                     5,529,338       5,562,287     6/19/02         (32,949)
Japanese Yen             3,980,652       4,003,966     6/19/02         (23,314)
Swiss Francs               101,207         101,299     6/19/02             (92)
------------------------------------------------------------------------------
                                                                       $(7,402)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Forward Currency Contracts to Sell at March 31, 2002
(aggregate face value $6,091,078)
                                                                   Unrealized
                                      Aggregate Face  Delivery    Appreciation/
                      Market Value         Value        Date     (Depreciation)
------------------------------------------------------------------------------
Australian Dollars      $1,107,999      $1,090,040     6/19/02        $(17,959)
British Pounds           2,095,490       2,090,924     6/19/02          (4,566)
Canadian Dollars           466,035         468,612     6/19/02           2,577
Euro                       118,245         117,953     6/19/02            (292)
New Zealand
Dollars                    391,194         381,342     6/19/02          (9,852)
Swedish Kronas           1,938,203       1,942,207     6/19/02           4,004
------------------------------------------------------------------------------
                                                                      $(26,088)
------------------------------------------------------------------------------
Futures Contracts Outstanding at March 31, 2002
                                      Aggregate Face  Expiration   Unrealized
                       Total Value         Value         Date     Depreciation
------------------------------------------------------------------------------
Euro-Bobl 5 year
(long)                  $4,806,642      $4,826,516      Jun-02       $ (19,874)
Euro Bund 10 year
(long)                   3,107,230       3,126,392      Jun-02         (19,162)
Euro 90 day (long)         487,350         488,759      Jun-02          (1,409)
Euro 90 day (long)         483,675         486,559      Sep-02          (2,884)
Euro 90 day (long)         475,025         475,609      Jun-02            (584)
Japan Government
Bond 10 year
(long)                   1,354,154       1,361,380      Jun-02          (7,226)
Japan Government
Bond 10 year
(long)                   1,041,884       1,047,208      Jun-02          (5,324)
Swap Future 10
year (long)                196,938         198,680      Jun-02          (1,742)
U.S. Long Bond
(long)                   7,949,552       8,363,539      Jun-02        (413,987)
U.S. Treasury Note
10 year (long)           4,200,578       4,232,806      Jun-02         (32,228)
U.S. Treasury Note
5 year (long)            2,282,156       2,335,187      Jun-02         (53,031)
------------------------------------------------------------------------------
                                                                     $(557,451)
------------------------------------------------------------------------------
Written Put Options on Foreign Currency Outstanding at March 31, 2002
(premium received $2,233)
                                              Expiration Date/         Market
Contract Amount                                Strike Price            Value
------------------------------------------------------------------------------
2   Eurodollar 3 month -- CME (call)          Jun 02/USD 97.75          $163
2   Eurodollar 3 month -- CME (call)          Sep 02/USD 97.25           500
------------------------------------------------------------------------------
                                                                        $663
------------------------------------------------------------------------------
TBA Sales Commitments at March 31, 2002
(premium received $1,362,014)
                                         Principal    Settlement       Market
Agency                                     Amount        Date          Value
------------------------------------------------------------------------------
FNMA, 6 1/2s,
April 2032                              $1,365,000     3/13/02      $1,357,752
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Swap Contracts outstanding at March 31, 2002
                                                                   Unrealized
                                          Notional   Termination  Appreciation/
                                            Amount      Date     (Depreciation)
------------------------------------------------------------------------------
Agreement with
Fleet National
Bank dated
October 3, 2001
to pay (receive)
monthly the
notional amount
multiplied by the
return of the
Lehman Brothers
High Yield Index
and pay monthly
the notional
amount multiplied
by one month
LIBOR adjusted by
a specified
spread.                                $10,472,065     4/1/02        $ 212,838

Agreement with
Lehman Brothers
Special
Financing, Inc.
dated October 3,
2001 to pay
(receive) monthly
the notional
amount multiplied
by the return of
the Lehman U.S.
High Yield Index,
adjusted by a
specific spread,
and receive
monthly the
notional amount
multiplied by one
month USD LIBOR
adjusted by a
specified spread.                       10,472,065     4/1/02         (209,682)

Agreement with
Morgan Stanley
Capital Services,
Inc. dated
September 28,
2000 to pay
semi-annually the
notional
multiplied by
6.94% and receive
quarterly the
notional amount
multiplied by
three month USD
LIBOR.                                   2,000,000    10/2/10         (134,045)

Agreement with
Merrill Lynch
Capital Services
dated October 27,
2000 to receive
semi-annually the
notional amount
multiplied by
6.74% and pay
quarterly the
notional amount
multiplied by
three month USD
LIBOR.                                   1,600,000   10/31/05           92,440
------------------------------------------------------------------------------
                                                                     $ (38,449)
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF ASSETS AND LIABILITIES
March 31, 2002
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value, including $9,532 of securities on loan
(identified cost $212,689,765) (Note 1)                                        $194,134,090
-------------------------------------------------------------------------------------------
Cash                                                                                138,762
-------------------------------------------------------------------------------------------
Foreign currency (cost $104,670)                                                     99,071
-------------------------------------------------------------------------------------------
Dividends, interest and other receivables                                         4,017,078
-------------------------------------------------------------------------------------------
Receivable for shares of the fund sold                                              113,388
-------------------------------------------------------------------------------------------
Receivable for securities sold                                                    2,038,101
-------------------------------------------------------------------------------------------
Receivable for open forward currency contracts (Note 1)                              59,723
-------------------------------------------------------------------------------------------
Receivable for closed forward currency contracts (Note 1)                            14,121
-------------------------------------------------------------------------------------------
Receivable for open swap contracts (Note 1)                                         305,278
-------------------------------------------------------------------------------------------
Total assets                                                                    200,919,612

Liabilities
-------------------------------------------------------------------------------------------
Payable for variation margin (Note 1)                                                76,974
-------------------------------------------------------------------------------------------
Distributions payable to shareholders                                               511,133
-------------------------------------------------------------------------------------------
Payable for securities purchased                                                 10,857,921
-------------------------------------------------------------------------------------------
Payable for shares of the fund repurchased                                          530,815
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                        322,750
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                           38,241
-------------------------------------------------------------------------------------------
Payable for compensation of Trustees (Note 2)                                        17,898
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                          2,220
-------------------------------------------------------------------------------------------
Payable for distribution fees (Note 2)                                              138,625
-------------------------------------------------------------------------------------------
Payable for open forward currency contracts (Note 1)                                 93,213
-------------------------------------------------------------------------------------------
Payable for closed forward currency contracts (Note 1)                               10,045
-------------------------------------------------------------------------------------------
Payable for open swap contracts (Note 1)                                            343,727
-------------------------------------------------------------------------------------------
Payable for closed swap contracts (Note 1)                                          191,237
-------------------------------------------------------------------------------------------
Written options outstanding, at value (premiums receivable
$2,233) (Notes 1 and 3)                                                                 663
-------------------------------------------------------------------------------------------
TBA sales commitments, at value (proceeds receivable $1,362,014)
(Note 1)                                                                          1,357,752
-------------------------------------------------------------------------------------------
Collateral on securities loaned, at value (Note 1)                                   10,870
-------------------------------------------------------------------------------------------
Other accrued expenses                                                               73,725
-------------------------------------------------------------------------------------------
Total liabilities                                                                14,577,809
-------------------------------------------------------------------------------------------
Net assets                                                                     $186,341,803

Represented by
-------------------------------------------------------------------------------------------
Paid-in capital (Notes 1 and 4)                                                $240,872,455
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                        (1,649,827)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments and foreign
currency transactions (Note 1)                                                  (33,549,922)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments and assets and
liabilities in foreign currencies                                               (19,330,903)
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to capital shares
outstanding                                                                    $186,341,803

Computation of net asset value and offering price
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class A share
($74,530,813 divided by 12,269,783 shares)                                            $6.07
-------------------------------------------------------------------------------------------
Offering price per class A share (100/95.25 of $6.07)*                                $6.37
-------------------------------------------------------------------------------------------
Net asset value and offering price per class B share
($100,117,061 divided by 16,464,086 shares)**                                         $6.08
-------------------------------------------------------------------------------------------
Net asset value and offering price per class C share ($6,275,231
divided by 1,029,486 shares)**                                                        $6.10
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class M share
($5,418,698 divided by 892,854 shares)                                                $6.07
-------------------------------------------------------------------------------------------
Offering price per class M share (100/96.75 of $6.07)*                                $6.27
-------------------------------------------------------------------------------------------

  * On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales, the offering price is reduced.

 ** Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

    The accompanying notes are an integral part of these financial statements.




STATEMENT OF OPERATIONS
Year ended March 31, 2002
Investment income:
-------------------------------------------------------------------------------------------
Interest income                                                                $ 17,566,604
-------------------------------------------------------------------------------------------
Dividends                                                                           502,512
-------------------------------------------------------------------------------------------
Securities lending                                                                       90
-------------------------------------------------------------------------------------------
Total investment income                                                          18,069,206

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                  1,328,108
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                      380,942
-------------------------------------------------------------------------------------------
Compensation of Trustees (Note 2)                                                    13,607
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                      9,648
-------------------------------------------------------------------------------------------
Distribution fees -- Class A (Note 2)                                               184,952
-------------------------------------------------------------------------------------------
Distribution fees -- Class B (Note 2)                                             1,036,558
-------------------------------------------------------------------------------------------
Distribution fees -- Class C (Note 2)                                                63,782
-------------------------------------------------------------------------------------------
Distribution fees -- Class M (Note 2)                                                28,538
-------------------------------------------------------------------------------------------
Other                                                                               173,628
-------------------------------------------------------------------------------------------
Total expenses                                                                    3,219,763
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                          (25,586)
-------------------------------------------------------------------------------------------
Net expenses                                                                      3,194,177
-------------------------------------------------------------------------------------------
Net investment income                                                            14,875,029
-------------------------------------------------------------------------------------------
Net realized loss on investments (Notes 1 and 3)                                (12,646,216)
-------------------------------------------------------------------------------------------
Net realized loss on foreign currency transactions (Note 1)                        (615,039)
-------------------------------------------------------------------------------------------
Net realized loss on swap contracts (Note 1)                                     (2,642,926)
-------------------------------------------------------------------------------------------
Net realized gain on futures contracts (Note 1)                                     133,788
-------------------------------------------------------------------------------------------
Net realized gain on written options (Notes 1 and 3)                                  5,508
-------------------------------------------------------------------------------------------
Net unrealized depreciation of assets and liabilities in
foreign currencies during the year                                                 (127,300)
-------------------------------------------------------------------------------------------
Net unrealized appreciation of investments, futures contracts,
TBA sale commitments, written options and swap contracts during
the year                                                                          1,594,814
-------------------------------------------------------------------------------------------
Net loss on investments                                                         (14,297,371)
-------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                             $  577,658
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF CHANGES IN NET ASSETS

                                                                           Year ended March 31
                                                                 --------------------------------------
                                                                             2002                  2001
-------------------------------------------------------------------------------------------------------
Decrease in net assets
-------------------------------------------------------------------------------------------------------
Operations:
-------------------------------------------------------------------------------------------------------
Net investment income                                                $ 14,875,029          $ 15,852,334
-------------------------------------------------------------------------------------------------------
Net realized loss on investments and foreign currency
transactions                                                          (15,764,885)           (7,244,621)
-------------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of investments and
asset and liabilities in foreign currencies                             1,467,514            (7,628,209)
-------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                      577,658               979,504
-------------------------------------------------------------------------------------------------------
Distributions to shareholders: (Note 1)
-------------------------------------------------------------------------------------------------------
  From net investment income
   Class A                                                             (4,541,064)           (4,867,774)
-------------------------------------------------------------------------------------------------------
   Class B                                                             (5,822,673)           (6,681,013)
-------------------------------------------------------------------------------------------------------
   Class C                                                               (357,567)             (356,237)
-------------------------------------------------------------------------------------------------------
   Class M                                                               (341,351)             (438,564)
-------------------------------------------------------------------------------------------------------
  From return of capital
   Class A                                                             (2,051,942)           (1,752,922)
-------------------------------------------------------------------------------------------------------
   Class B                                                             (2,631,054)           (2,405,883)
-------------------------------------------------------------------------------------------------------
   Class C                                                               (161,571)             (128,284)
-------------------------------------------------------------------------------------------------------
   Class M                                                               (154,244)             (157,930)
-------------------------------------------------------------------------------------------------------
Increase from capital share transactions (Note 4)                       2,347,352             8,734,683
-------------------------------------------------------------------------------------------------------
Total decrease in net assets                                          (13,136,456)           (7,074,420)

Net assets
-------------------------------------------------------------------------------------------------------
Beginning of year                                                     199,478,259           206,552,679
-------------------------------------------------------------------------------------------------------
End of year (including distributions in excess of net investment
income of $1,649,827 and $1,890,509, respectively)                   $186,341,803          $199,478,259
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS A
-----------------------------------------------------------------------------------------------------
Per-share
operating performance                                     Year ended March 31
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $6.58        $7.12        $7.64        $8.70        $8.34
-----------------------------------------------------------------------------------------------------
Investment operations:
-----------------------------------------------------------------------------------------------------
Net investment income                    .52(c)       .58(c)       .61          .60(c)       .65(d)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments              (.47)        (.51)        (.47)        (.97)         .40
-----------------------------------------------------------------------------------------------------
Total from
investment operations                    .05          .07          .14         (.37)        1.05
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                       (.39)        (.45)        (.64)        (.59)        (.60)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --           --           --         (.02)        (.09)
-----------------------------------------------------------------------------------------------------
From return of capital                  (.17)        (.16)        (.02)        (.08)          --
-----------------------------------------------------------------------------------------------------
Total distributions                     (.56)        (.61)        (.66)        (.69)        (.69)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $6.07        $6.58        $7.12        $7.64        $8.70
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(a)                   .89         1.14         2.07        (4.33)       13.05
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $74,531      $76,301      $76,608      $78,484      $57,016
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(b)               1.25         1.32         1.22         1.31         1.26(d)
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               8.27         8.50         8.37         7.43         7.82(d)
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                144.21(e)    176.71       187.27       204.50       211.24
-----------------------------------------------------------------------------------------------------

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(c) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(d) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of 0.12% based on average net assets per class A share for the period ended March 31, 1998.

(e) Portfolio turnover excludes certain treasury note transactions executed in connection with a short-term trading strategy.

    The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS B
-----------------------------------------------------------------------------------------------------
Per-share
operating performance                                     Year ended March 31
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $6.59        $7.13        $7.65        $8.70        $8.34
-----------------------------------------------------------------------------------------------------
Investment operations:
-----------------------------------------------------------------------------------------------------
Net investment income                    .47(c)       .53(c)       .56          .53(c)       .59(d)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments              (.47)        (.51)        (.47)        (.95)         .40
-----------------------------------------------------------------------------------------------------
Total from
investment operations                     --          .02          .09         (.42)         .99
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                       (.35)        (.41)        (.59)        (.54)        (.54)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --           --           --         (.02)        (.09)
-----------------------------------------------------------------------------------------------------
From return of capital                  (.16)        (.15)        (.02)        (.07)          --
-----------------------------------------------------------------------------------------------------
Total distributions                     (.51)        (.56)        (.61)        (.63)        (.63)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $6.08        $6.59        $7.13        $7.65        $8.70
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(a)                   .14          .38         1.30        (4.93)       12.20
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                      $100,117     $110,708     $117,090     $124,434      $85,379
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(b)               2.00         2.07         1.97         2.06         2.01(d)
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               7.54         7.75         7.62         6.67         7.07(d)
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                144.21(e)    176.71       187.27       204.50       211.24
-----------------------------------------------------------------------------------------------------

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(c) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(d) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of 0.13% based on average net assets per class B share for the period ended March 31, 1998.

(e) Portfolio turnover excludes certain treasury note transactions executed in connection with a short-term trading strategy.

    The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS C
----------------------------------------------------------------------------------------
                                                                          For the period
Per-share                                                                 Feb. 1, 1999+
operating performance                         Year ended March 31          to March 31
----------------------------------------------------------------------------------------
                                        2002         2001         2000         1999
----------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $6.60        $7.14        $7.66        $7.77
----------------------------------------------------------------------------------------
Investment operations:
----------------------------------------------------------------------------------------
Net investment income                    .47(c)       .53(c)       .56          .04(c)
----------------------------------------------------------------------------------------
Net realized and unrealized
loss on investments                     (.46)        (.51)        (.47)        (.05)
----------------------------------------------------------------------------------------
Total from
investment operations                    .01          .02          .09         (.01)
----------------------------------------------------------------------------------------
Less distributions:
----------------------------------------------------------------------------------------
From net
investment income                       (.35)        (.41)        (.59)        (.07)
----------------------------------------------------------------------------------------
From net realized gain
on investments                            --           --           --         (.02)
----------------------------------------------------------------------------------------
From return of capital                  (.16)        (.15)        (.02)        (.01)
----------------------------------------------------------------------------------------
Total distributions                     (.51)        (.56)        (.61)        (.10)
----------------------------------------------------------------------------------------
Net asset value,
end of period                          $6.10        $6.60        $7.14        $7.66
----------------------------------------------------------------------------------------
Total return at
net asset value (%)(a)                   .29          .37         1.29         (.12)*
----------------------------------------------------------------------------------------

Ratios and supplemental data
----------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                        $6,275       $6,407       $5,448       $1,957
----------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(b)               2.00         2.07         1.97          .33*
----------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               7.53         7.74         7.68          .73*
----------------------------------------------------------------------------------------
Portfolio turnover (%)                144.21(d)    176.71       187.27       204.50
----------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(c) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(d) Portfolio turnover excludes certain treasury note transactions executed in connection with a short-term trading strategy.

    The accompanying notes are an integral part of these financial statements.





FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS M
-----------------------------------------------------------------------------------------------------
Per-share
operating performance                                     Year ended March 31
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $6.58        $7.12        $7.64        $8.70        $8.34
-----------------------------------------------------------------------------------------------------
Investment operations:
-----------------------------------------------------------------------------------------------------
Net investment income                    .50(c)       .56(c)       .59          .58(c)       .64(d)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments              (.47)        (.50)        (.47)        (.97)         .39
-----------------------------------------------------------------------------------------------------
Total from
investment operations                    .03          .06          .12         (.39)        1.03
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                       (.37)        (.44)        (.62)        (.57)        (.58)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --           --           --         (.02)        (.09)
-----------------------------------------------------------------------------------------------------
Return of capital                       (.17)        (.16)        (.02)        (.08)          --
-----------------------------------------------------------------------------------------------------
Total distributions                     (.54)        (.60)        (.64)        (.67)        (.67)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $6.07        $6.58        $7.12        $7.64        $8.70
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(a)                   .65          .89         1.82        (4.57)       12.76
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                        $5,419       $6,063       $7,407       $9,001       $8,771
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(b)               1.50         1.57         1.47         1.56         1.51(d)
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               8.04         8.24         8.11         7.21         7.57(d)
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                144.21(e)    176.71       187.27       204.50       211.24
-----------------------------------------------------------------------------------------------------

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(c) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(d) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of 0.12% based on average net assets per class M share for the period ended March 31, 1998.

(e) Portfolio turnover excludes certain treasury note transactions executed in connection with a short-term trading strategy.

    The accompanying notes are an integral part of these financial statements.



NOTES TO FINANCIAL STATEMENTS
March 31, 2002

Note 1
Significant accounting policies

Putnam Strategic Income Fund (the "fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks high current income consistent with the preservation of capital by investing its assets in debt securities of domestic or foreign issuers, including government and corporate obligations. The fund may also invest in preferred stocks, common stocks, and other equity securities, as well as in cash or money market instruments.

The fund offers class A, class B, class C and class M. Class A shares are sold with a maximum front-end sales charge of 4.75%. Class B shares, which convert to class A shares after approximately eight years, do not pay a front-end sales charge but pay a higher ongoing distribution fee than class A shares, and are subject to a contingent deferred sales charge, if those shares are redeemed within six years of purchase. Class C shares are subject to the same fees and expenses as class B shares, except that class C shares have a one-year 1.00% contingent deferred sales charge and do not convert to class A shares. Class M shares are sold with a maximum front end sales charge of 3.25% and pay an ongoing distribution fee that is higher than class A shares but lower than class B and class C shares.

Expenses of the fund are borne pro-rata by the holders of each class of shares, except that each class bears expenses unique to that class (including the distribution fees applicable to such class). Each class votes as a class only with respect to its own distribution plan or other matters on which a class vote is required by law or determined by the Trustees. Shares of each class would receive their pro-rata share of the net assets of the fund, if the fund were liquidated. In addition, the Trustees declare separate dividends on each class of shares.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Investments for which market quotations are readily available are stated at market value, which is determined using the last reported sales price on its principal exchange, or if no sales are reported -- as in the case of some securities traded over-the-counter -- the last reported bid price. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost, which approximates market value. Other investments, including restricted securities, are stated at fair value following procedures approved by the Trustees. Market quotations are not considered to be readily available for certain debt obligations; such investments are stated at fair value on the basis of valuations furnished by an independent pricing service or dealers, approved by the Trustees, which determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and variable relationships, generally recognized by institutional traders, between securities.

B) Joint trading account The fund may transfer uninvested cash balances, including cash collateral received under security lending arrangements, into a joint trading account along with the cash of other registered investment companies and certain other accounts managed by Putnam Investment Management, LLC ("Putnam Management"), the fund's manager, an indirect wholly-owned subsidiary of Putnam, LLC. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

C) Repurchase agreements The fund, or any joint trading account, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to the resale price, including accrued interest. Collateral for certain tri-party repurchase agreements is held at the counterparty's custodian in a segregated account for the benefit of the fund and the counterparty. Putnam Management is responsible for determining that the value of these underlying securities is at all times at least equal to the resale price, including accrued interest.

D) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends, if any, are recorded at the fair market value of the securities received. All premiums/discounts are amortized/accreted on a yield-to-maturity basis.

E) Foreign currency translation The accounting records of the fund are maintained in U.S. dollars. The market value of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the fund after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when accrued or incurred. The fund does not isolate that portion of realized or unrealized gains or losses resulting from changes in the foreign exchange rate on investments from fluctuations arising from changes in the market prices of the securities. Such gains and losses are included with the net realized and unrealized gain or loss on investments. Net realized gains and losses on foreign currency transactions represent net realized exchange gains or losses on closed forward currency contracts, disposition of foreign currencies and the difference between the amount of investment income and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized appreciation and depreciation of assets and liabilities in foreign currencies arise from changes in the value of open forward currency contracts and assets and liabilities other than investments at the period end, resulting from changes in the exchange rate. Investments in foreign securities involve certain risks, including those related to economic instability, unfavorable political developments, and currency fluctuations, not present with domestic investments.

F) Forward currency contracts The fund may engage in forward currency contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date. These contracts are used to protect against a decline in value relative to the U.S. dollar of the currencies in which its portfolio securities are denominated or quoted (or an increase in the value of a currency in which securities a fund intends to buy are denominated, when a fund holds cash reserves and short-term investments). The U.S. dollar value of forward currency contracts is determined using current forward currency exchange rates supplied by a quotation service. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is "marked to market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The fund could be exposed to risk if the value of the currency changes unfavorably, if the counterparties to the contracts are unable to meet the terms of their contracts or if the fund is unable to enter into a closing position.

G) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase. The fund may also write options on securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. The Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin." Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers.

H) Equity swap contracts The fund may engage in equity swap agreements, which are arrangements to exchange the return generated by one instrument for the return generated by another instrument. To manage its exposure to equity markets the fund may enter into equity swap agreements, which involve a commitment by one party to pay interest in exchange for a market-linked return based on a notional principal amount. To the extent that the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the fund will receive a payment from or make a payment to the counterparty, respectively. Equity swaps are marked to market daily based upon quotations from market makers and the change, if any, is recorded as unrealized gain or loss. Payments received or made at the end of the measurement period are recorded as realized gains or losses. The fund could be exposed to credit or market risk due to unfavorable changes in the fluctuation of interest rates or in the price of the underlying security or index, the possibility that there is no liquid market for these agreements or that the counterparty may default on its obligation to perform.

I) Interest rate swap contracts The fund may engage in interest rate swap agreements, which are arrangements between two parties to exchange cash flows based on a notional principal amount. The fund may enter into interest rate swap agreements, to manage the funds exposure to interest rates. Interest rate swaps are marked to market daily based upon quotations from market makers and the change, if any, is recorded as unrealized gain or loss. Payments made or received are included as part of interest income. Payments received or made upon early termination are recorded as realized gain or loss. The fund could be exposed to credit or market risk due to unfavorable changes in the fluctuation of interest rates or that the counterparty may default on its obligation to perform.

J) TBA sale commitments The fund may enter into TBA sale commitments to hedge its portfolio positions or to sell mortgage-backed securities it owns under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date. During the time a TBA sale commitment is outstanding, equivalent deliverable securities, or an offsetting TBA purchase commitment deliverable on or before the sale commitment date, are held as "cover" for the transaction.

Unsettled TBA sale commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security valuation" above. The contract is "marked-to-market" daily and the change in market value is recorded by the fund as an unrealized gain or loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the fund realizes a gain or loss. If the fund delivers securities under the commitment, the fund realizes a gain or a loss from the sale of the securities based upon the unit price established at the date the commitment was entered into.

K) Security lending The fund may lend securities, through its agent Citibank N.A., to qualified borrowers in order to earn additional income. The loans are collateralized by cash and/or securities in an amount at least equal to the market value of the securities loaned. The market value of securities loaned is determined daily and any additional required collateral is allocated to the fund on the next business day. The risk of borrower default will be borne by Citibank N.A., the fund will bear the risk of loss with respect to the investment of the cash collateral. Income from securities lending is included in investment income on the Statement of operations. At March 31, 2002, the value of securities loaned amounted to $9,532. The fund received cash collateral of $10,870, which is pooled with collateral of other Putnam funds into 35 issuers of high-grade short-term investments.

L) Line of credit The fund has entered into a committed line of credit with certain banks. This line of credit agreement includes restrictions that the fund maintains an asset coverage ratio of at least 300% and borrowings must not exceed prospectus limitations. For the year ended March 31, 2002, the fund had no borrowings against the line of credit.

M) Federal taxes It is the policy of the fund to distribute all of its taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At March 31, 2002, the fund had a capital loss carryover of approximately $26,165,000 available to the extent allowed by tax law to offset future capital gains, if any. The amount of the carryover and the expiration dates are:

Loss Carryover    Expiration
--------------    ------------------
    $3,976,000    March 31, 2007
     8,233,000    March 31, 2008
     5,424,000    March 31, 2009
     8,532,000    March 31, 2010

N) Distributions to shareholders The fund declares a distribution each day based upon the projected net investment income, for a specified period, calculated as if earned pro-rata throughout the period on a daily basis. Such distributions are recorded daily and paid monthly. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences include temporary and permanent differences of losses on wash sale transactions, foreign currency gains and losses, post-October loss deferrals, dividends payable, defaulted bond interest, both realized and unrealized gains and losses on certain futures contracts, paydown gains and losses on mortgage-backed securities, market discount, interest on payment-in-kind securities and swap adjustments. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. For the year ended March 31, 2002, the fund reclassified $3,571,692 to increase distributions in excess of net investment income and $92,328 to decrease paid-in-capital, with a decrease to accumulated net realized losses of $3,664,020. The calculation of net investment income per share in the financial highlights table excludes these adjustments.

As of March 31, 2002, there was no undistributed ordinary income on a tax basis.

Note 2
Management fee, administrative
services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid quarterly based on the average net assets of the fund. Such fee is based on the following annual rates: 0.70% of the first $500 million of average net assets, 0.60% of the next $500 million, 0.55% of the next $500 million, 0.50% of the next $5 billion, 0.475% of the next $5 billion, 0.455% of the next $5 billion, 0.44% of the next $5 billion and 0.43% thereafter.

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam Fiduciary Trust Company (PFTC), a wholly-owned subsidiary of Putnam, LLC. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's expenses. The fund also reduced expenses through brokerage service arrangements. For the year ended March 31, 2002, the fund's expenses were reduced by $25,586 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $666 has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

The fund has adopted distribution plans (the "Plans") with respect to its class A, class B, class C and class M shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. The purpose of the Plans is to compensate Putnam Retail Management, a wholly-owned subsidiary of Putnam, LLC and Putnam Retail Management GP, Inc., for services provided and expenses incurred by it in distributing shares of the fund. The Plans provide for payments by the fund to Putnam Retail Management at an annual rate up to 0.35%, 1.00%, 1.00% and 1.00% of the average net assets attributable to class A, class B, class C and class M shares, respectively. The Trustees have approved payment by the fund at an annual rate of 0.25%, 1.00%, 1.00% and 0.50% of the average net assets attributable to class A, class B, class C and class M shares, respectively.

For the year ended March 31, 2002, Putnam Retail Management, acting as underwriter received net commissions of $34,667 and $497 from the sale of class A and class M shares, respectively, and received $217,742 and $852 in contingent deferred sales charges from redemptions of class B and class C shares, respectively. A deferred sales charge of up to 1.00% and 0.40% is assessed on certain redemptions of class A and class M shares, respectively. For the year ended March 31, 2002, Putnam Retail Management, acting as underwriter received $3,186 and no monies on class A and class M redemptions, respectively.

Note 3
Purchases and sales of securities

During the year ended March 31, 2002, cost of purchases and proceeds from sales of investment securities other than U.S. government obligations and short-term investments aggregated $184,281,325 and $175,713,706, respectively. Purchases and sales of U.S. government obligations aggregated $142,718,133 and $131,133,257, respectively.

Written option transactions during the year are summarized as follows:

                                                    Contract       Premiums
                                                     Amounts       Received
---------------------------------------------------------------------------
Written options
outstanding at
beginning of year                            JPY 200,000,000         $4,548
---------------------------------------------------------------------------
Options opened                                     1,460,004          8,966
---------------------------------------------------------------------------
Options expired                                   (1,236,000)        (2,253)
---------------------------------------------------------------------------
Options closed                                      (224,000)        (4,480)
                                            JPY (200,000,000)        (4,548)
---------------------------------------------------------------------------
Written options
outstanding at
end of year                                                4         $2,233
---------------------------------------------------------------------------

Note 4
Capital shares

At March 31, 2002, there was an unlimited number of shares of beneficial interest authorized. Transactions in capital shares were as follows:

                                                 Year ended March 31, 2002
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  3,870,656        $ 24,172,119
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                               710,816           4,424,441
---------------------------------------------------------------------------
                                             4,581,472          28,596,560

Shares repurchased                          (3,908,468)        (24,433,406)
---------------------------------------------------------------------------
Net increase                                   673,004        $  4,163,154
---------------------------------------------------------------------------

                                                 Year ended March 31, 2001
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  3,922,828        $ 26,444,566
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                               683,404           4,625,524
---------------------------------------------------------------------------
                                             4,606,232          31,070,090

Shares repurchased                          (3,768,322)        (25,502,446)
---------------------------------------------------------------------------
Net increase                                   837,910        $  5,567,644
---------------------------------------------------------------------------

                                                 Year ended March 31, 2002
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  4,481,122       $  28,135,709
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                               786,131           4,897,456
---------------------------------------------------------------------------
                                             5,267,253          33,033,165

Shares repurchased                          (5,609,549)        (35,046,970)
---------------------------------------------------------------------------
Net decrease                                  (342,296)      $  (2,013,805)
---------------------------------------------------------------------------

                                                 Year ended March 31, 2001
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  4,386,516        $ 29,701,236
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                               783,212           5,309,800
---------------------------------------------------------------------------
                                             5,169,728          35,011,036

Shares repurchased                          (4,787,522)        (32,490,303)
---------------------------------------------------------------------------
Net increase                                   382,206        $  2,520,733
---------------------------------------------------------------------------

                                                 Year ended March 31, 2002
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    708,216         $ 4,480,589
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                53,842             336,461
---------------------------------------------------------------------------
                                               762,058           4,817,050

Shares repurchased                            (703,272)         (4,438,100)
---------------------------------------------------------------------------
Net increase                                    58,786         $   378,950
---------------------------------------------------------------------------

                                                 Year ended March 31, 2001
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    415,995         $ 2,831,499
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                52,769             356,237
---------------------------------------------------------------------------
                                               468,764           3,187,736

Shares repurchased                            (260,995)         (1,755,464)
---------------------------------------------------------------------------
Net increase                                   207,769         $ 1,432,272
---------------------------------------------------------------------------

                                                 Year ended March 31, 2002
---------------------------------------------------------------------------
Class M                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    131,874         $   823,505
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                54,715             340,309
---------------------------------------------------------------------------
                                               186,589           1,163,814

Shares repurchased                            (215,673)         (1,344,761)
---------------------------------------------------------------------------
Net decrease                                   (29,084)        $  (180,947)
---------------------------------------------------------------------------

                                                 Year ended March 31, 2001
---------------------------------------------------------------------------
Class M                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    208,717         $ 1,414,904
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                58,969             399,565
---------------------------------------------------------------------------
                                               267,686           1,814,469

Shares repurchased                            (385,997)         (2,600,435)
---------------------------------------------------------------------------
Net decrease                                  (118,311)        $  (785,966)
---------------------------------------------------------------------------

Note 5
New accounting pronouncement

As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies. This Guide requires that the fund amortize premium and accrete discount on all fixed-income securities, and classify as interest income gains and losses realized on paydowns on mortgage-backed securities. Prior to January 1, 2001, the fund did not amortize premium and accrete discounts for certain fixed income securities and characterized as realized gains and losses paydowns on mortgage backed securities. Adopting these accounting principles will not affect the fund's net asset value, but will change the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statement of operations. The adoption of this principle is not material to the financial statements.

Note 6
Actions by Trustees

In April 2002, the trustees approved the merger of Putnam Strategic Income Fund into Putnam Diversified Income Trust. The transaction is currently scheduled to occur in June 2002. It is subject to a number of conditions and there is no guarantee it will occur.


FEDERAL TAX INFORMATION
(Unaudited)

For the year ended March 31, 2002, a portion of the Fund's distribution represents a return of capital and is therefore not taxable to shareholders. The return of capital is partly due to foreign currency losses.

The fund has designated 1.84% of the distributions from net investment income as qualifying for the dividends received deduction for corporations.

The Form 1099 you receive in January 2003 will show the tax status of all distributions paid to your account in calendar 2002.




TRUSTEES

Name, Address,1 Date of Birth,
Position(s) Held with Fund
and Length of Service              Principal Occupation(s)
as a Putnam Fund Trustee2          During Past 5 Years           Other Directorships Held by Trustee
-------------------------------------------------------------------------------------------------------
Jameson A. Baxter (9/6/43),        President, Baxter             Director of ASHTA Chemicals, Inc.,
Trustee since 1994                 Associates, Inc.              Banta Corporation (a printing and
                                   (a management                 digital imaging firm), Intermatic
                                   consulting and private        Corporation (manufacturer of energy
                                   investments firm)             control products), Ryerson Tull, Inc.
                                                                 (a steel service corporation),
                                                                 Advocate Health Care, and the
                                                                 National Center for Nonprofit
                                                                 Boards. Chairman Emeritus
                                                                 of the Board of Trustees, Mount
                                                                 Holyoke College.

Charles B. Curtis (4/27/40),       President and Chief           Member of the Council on Foreign
Trustee since 2001                 Operating Officer,            Relations, the Electric Power
                                   Nuclear Threat                Research Institute Advisory Council,
                                   Initiative (a private         the Board of Directors of the Gas
                                   foundation dedicated          Technology Institute, the University
                                   to reducing the threat        of Chicago Board of Governors for
                                   of weapons of mass            Argonne National Laboratory, the
                                   destruction)                  Board of Directors of the
                                                                 Environment and Natural Resources
                                                                 Program Steering Committee, John
                                                                 F. Kennedy School of Government,
                                                                 Harvard University. Until 2001,
                                                                 Mr. Curtis was a Member of the
                                                                 Department of Defense's Policy
                                                                 Board and Director of EG&G
                                                                 Technical Services, Inc. (fossil energy
                                                                 research and development support)
                                                                 and prior to May 1997, Mr. Curtis
                                                                 was Deputy Secretary of Energy.

John A. Hill (1/31/42),            Vice-Chairman and             Director of Devon Energy
Trustee since 1985 and             Managing Director,            Corporation (formerly known as
Chairman since 2000                First Reserve                 Snyder Oil Corporation),
                                   Corporation                   TransMontaigne Oil Company,
                                   (a registered investment      Continuum Health Partners of
                                   advisor investing in          New York, Sarah Lawrence College,
                                   companies in the              and various private companies owned
                                   world-wide energy             by First Reserve Corporation.
                                   industry on behalf of         Trustee of TH Lee, Putnam
                                   institutional investors)      Investment Trust (a closed-end
                                                                 investment company).

Ronald J. Jackson                  Private investor              Former Chairman, President, and
(12/17/43),                                                      Chief Executive Officer of Fisher-
Trustee since 1996                                               Price, Inc. (a toy manufacturer).

Paul L. Joskow (6/30/47),          Elizabeth and James           Director, National Grid Group (a
Trustee since 1997                 Killian Professor of          UK-based holding company with
                                   Economics and                 interests in electric power and
                                   Management and                telecommunications networks), State
                                   Director of the Center        Farm Indemnity Company (an
                                   for Energy and                automobile insurance company), and
                                   Environmental Policy          the Whitehead Institute for
                                   Research, Massachusetts       Biomedical Research (a non-profit
                                   Institute of Technology       research institution). President of the
                                                                 Yale University Council. Prior to
                                                                 March 2000 and September 1998,
                                                                 Dr. Joskow was a Director of New
                                                                 England Electric System (a public
                                                                 utility holding company) and a
                                                                 consultant to National Economic
                                                                 Research Associates, respectively.

Elizabeth T. Kennan                President Emeritus of         Chairman, Cambus-Kenneth
(2/25/38),                         Mount Holyoke College         Bloodstock (a limited liability
Trustee since 1992                                               company involved in thoroughbred
                                                                 horse breeding and farming),
                                                                 Director, Northeast Utilities, and
                                                                 Talbots (a distributor of women's
                                                                 apparel). Trustee of Centre College,
                                                                 Trustee of Notre Dame University,
                                                                 and Member of the Oversight
                                                                 Committee of Folger Shakespeare
                                                                 Library.  Prior to September 2000,
                                                                 June 2000, and November 1999,
                                                                 Dr. Kennan was a Director of
                                                                 Chastain Real Estate, Bell Atlantic,
                                                                 and Kentucky Home Life
                                                                 Insurance, respectively.

John H. Mullin, III                Chairman and CEO              Director Alex. Brown Realty, Inc.,
(6/15/41),                         of Ridgeway Farm              The Liberty Corporation (a company
Trustee since 1997                 (a limited liability          engaged in the broadcasting
                                   company engaged in            industry), and Progress Energy, Inc.
                                   timber and farming)           (a utility company, formerly known
                                                                 as Carolina Power & Light). Prior to
                                                                 October 1997, January 1998, and
                                                                 May 2001, Mr. Mullin was a Director
                                                                 of Dillon, Read and Co. Inc.,
                                                                 The Ryland Group, Inc., and
                                                                 Graphic Packaging International
                                                                 Corp., respectively.

Robert E. Patterson                Senior Partner of Cabot       Chairman of the Joslin Diabetes
(3/15/45),                         Properties, LLP and           Center, Trustee of SEA Education
Trustee since 1984                 Chairman of Cabot             Association, and Director of
                                   Properties, Inc.              Brandywine Trust Company (a trust
                                                                 company). Prior to February 1998,
                                                                 Mr. Patterson was Executive Vice
                                                                 President and Director of
                                                                 Acquisitions of Cabot Partners
                                                                 Limited Partnership. Prior to
                                                                 December 2001, Mr. Patterson was
                                                                 President and Trustee of Cabot
                                                                 Industrial Trust (publicly traded real
                                                                 estate investment trust).

W. Thomas Stephens                 Corporate Director            Director of Qwest Communications
(9/2/42),                                                        (communications company), Xcel
Trustee since 1997                                               Energy Incorporated (public utility
                                                                 company), TransCanada Pipelines,
                                                                 and Norske Canada, Inc. (paper
                                                                 manufacturer). Prior to July 2001
                                                                 and October 1999, Mr. Stephens was
                                                                 Chairman of Mail-Well (printing
                                                                 and envelope company) and
                                                                 MacMillan-Bloedel (forest products
                                                                 company), respectively.

W. Nicholas Thorndike              Director of various           Trustee of Northeastern University and
(3/28/33),                         corporations and              Honorary Trustee of Massachusetts
Trustee since 1992                 charitable                    General Hospital. Prior to
                                   organizations,                September 2000, April 2000, and
                                   including Courier             December 2001, Mr. Thorndike was
                                   Corporation (a book           a Director of Bradley Real Estate,
                                   manufacturer) and             Inc., a Trustee of Eastern Utilities
                                   Providence Journal Co.        Associates, and a Trustee of Cabot
                                   (a newspaper publisher)       Industrial Trust, respectively.

Lawrence J. Lasser*                President and Chief           Director of Marsh & McLennan
(11/1/42),                         Executive Officer             Companies, Inc. and the United Way
Trustee since 1992                 of Putnam                     of Massachusetts Bay. Member of the
                                   Investments, LLC,             Board of Governors of the Investment
                                   and Putnam Investment         Company Institute, Trustee of the
                                   Management, LLC               Museum of Fine Arts, Boston, a
                                                                 Trustee and Member of the Finance
                                                                 and Executive Committees of Beth
                                                                 Israel Deaconess Medical Center,
                                                                 Boston, and a Member of the
                                                                 CareGroup Board of Managers
                                                                 Investment Committee, the Council
                                                                 on Foreign Relations, and the
                                                                 Commercial Club of Boston.

George Putnam, III*                President, New                Director of The Boston Family
(8/10/51),                         Generation Research,          Office, L.L.C. (registered investment
Trustee since 1984 and             Inc. (a publisher of          advisor), Trustee of the SEA
President since 2000               financial advisory and        Education Association, Trustee of
                                   other research services       St. Mark's School, and Trustee of
                                   relating to bankrupt and      Shore Country Day School.
                                   distressed companies)
                                   and New Generation
                                   Advisers, Inc.
                                   (a registered
                                   investment adviser)

A.J.C. Smith (4/13/34),*           Director of Marsh &           Director of Trident Corp. (a limited
Trustee since 1986                 McLennan                      partnership with over 30 institutional
                                   Companies, Inc.               investors). Trustee of the Carnegie
                                                                 Hall Society, the Educational
                                                                 Broadcasting Corporation and the
                                                                 National Museums of Scotland.
                                                                 Chairman of the Central Park
                                                                 Conservancy. Member of the Board
                                                                 of Overseers of the Joan and
                                                                 Sanford I. Weill Graduate School
                                                                 of Medical Sciences of Cornell
                                                                 University. Prior to May 2000 and
                                                                 November 1999, Mr. Smith was
                                                                 Chairman and CEO, respectively, of
                                                                 Marsh & McLennan Companies, Inc.
--------------------------------------------------------------------------------------------------------
1 The address of each Trustee is One Post Office Square, Boston, MA 02109. As of January 31, 2002, there were 123 Putnam Funds.

2 Each Trustee serves for an indefinite term, until his or her resignation, death, or removal.

* Trustees who are or may be deemed to be "interested persons" (as defined in the Investment Company Act of 1940) of the fund, Putnam Management or Putnam Retail Management. Messrs. Putnam, III, Lasser, and
  Smith are deemed "interested persons" by virtue of their positions as officers or shareholders of the fund, or officers of Putnam Management, Putnam Retail Management, or Marsh & McLennan Companies, Inc.,
  the parent company of Putnam Management and Putnam Retail Management. George Putnam, III, is the
  President of your Fund and each of the other Putnam Funds. Lawrence J. Lasser has been the President,
  Chief Executive Officer, and a Director of Putnam Investments, LLC, and Putnam Management since 1985, having begun his career there in 1969. Mr. Lasser currently also serves as a Director of Marsh &
  McClennan Companies, Inc., the parent company of Putnam Management.  A.J.C. Smith is a Director of
  Marsh & McClennan Companies, Inc.





OFFICERS

Name, Address,1 Date of Birth,
Position(s) Held with Fund         Length of Service             Principal Occupation(s) During Past 5 Years
---------------------------------------------------------------------------------------------------------------
Charles E. Porter (7/26/38),       Since 1996                    Managing Director, Putnam Investments,
Executive Vice President,                                        LLC and Putnam Management
Treasurer & Principal
Financial Officer

Patricia C. Flaherty               Since 1996                    Senior Vice President, Putnam
(12/1/46),                                                       Investments, LLC and Putnam Management
Senior Vice President

Michael T. Healy (1/24/58),        Since 2000                    Managing Director, Putnam
Senior Vice President,                                           Investments, LLC
Assistant Treasurer and
Principal Accounting
Officer

Gordon H. Silver (7/3/47),         Since 1990                    Senior Managing Director, Putnam
Vice President                                                   Investments, LLC and Putnam Management

Ian Ferguson (7/3/57),             Since 1997                    Senior Managing Director, Putnam
Vice President                                                   Investments, LLC and Putnam Management

Brett C. Browchuk                  Since 1996                    Managing Director of Putnam
(2/27/63), Vice President                                        Investments, LLC and Putnam Management

Richard G. Leibovitch              Since 1999                    Managing Director of Putnam Investments,
(10/31/63), Vice President                                       LLC and Putnam Management. Prior to
                                                                 February 1999, Managing Director at
                                                                 J.P. Morgan.

Richard A. Monaghan                Since 1998                    Managing Director, Putnam Investments,
(8/25/54),                                                       LLC, Putnam Management and Putnam
Vice President                                                   Retail Management

John R. Verani                     Since 1996                    Senior Vice President, Putnam
(6/11/39),                                                       Investments, LLC and Putnam Management
Vice President

Stephen M. Oristaglio              Since 1998                    Senior Managing Director of Putnam
(8/21/55),                                                       Investments LLC and Putnam
Vice President                                                   Management. Prior to July 1998, Managing
                                                                 Director at Swiss Bank Corp.

Kevin M. Cronin (6/13/61),         Since 1997                    Managing Director of Putnam
Vice President                                                   Management.
---------------------------------------------------------------------------------------------------------------
1 The address of each Officer is One Post Office Square, Boston, MA 02109.



PUTNAM IS A LEADER IN GLOBAL MONEY MANAGEMENT

Putnam Investments traces its heritage to the early 19th century when ship captains hired trustees to manage their money while they were away at sea. In a landmark 1830 decision that involved one such trustee, Massachusetts Supreme Judicial Court Justice Samuel Putnam established The Prudent Man Rule, a legal foundation for responsible money management. In 1937, his great-great grandson founded Putnam with The George Putnam Fund of Boston, the first fund to offer a balanced portfolio of stocks and bonds. Today, Putnam Investments is one of the largest investment management firms in the world, and this balanced approach remains the foundation of everything we do.

With 65 years of experience, Putnam now has over $305 billion in assets under management, over 100 mutual funds, more than 14 million shareholder accounts, and nearly 3,000 institutional and 401(k) clients.

We're one of the largest mutual fund companies in the United States.

Putnam has won the DALBAR award for service ten times in the past eleven years. Putnam offers products in every investment category, including growth, value, and blend as well as international and fixed-income.

Teamwork is a cornerstone of Putnam's investment philosophy. Our funds are managed by teams in a collaborative environment that promotes an active exchange of information.

Putnam's disciplined investment philosophy is based on style consistency. We aim for less volatility over the short term and strong, consistent performance over time. Our truth in labeling approach ensures that we adhere to every fund's stated objective, style, and risk positioning.

We are committed to helping financial advisors provide sound, sensible guidance, information, and expertise to help investors reach their financial goals.


FUND INFORMATION

ABOUT PUTNAM INVESTMENTS

One of the largest mutual fund families in the United States, Putnam Investments has a heritage of investment leadership dating back to Judge Samuel Putnam, whose Prudent Man Rule has defined fiduciary tradition and practice since 1830. Founded 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We presently manage over 100 mutual funds in growth, value, blend, fixed income, and international.

INVESTMENT MANAGER

Putnam Investment Management, LLC
One Post Office Square
Boston, MA 02109

MARKETING SERVICES

Putnam Retail Management
One Post Office Square
Boston, MA 02109

CUSTODIAN

Putnam Fiduciary Trust Company

LEGAL COUNSEL

Ropes & Gray

INDEPENDENT ACCOUNTANTS

KPMG LLP

TRUSTEES

John A. Hill, Chairman
Jameson Adkins Baxter
Charles B. Curtis
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
Lawrence J. Lasser
John H. Mullin III
Robert E. Patterson
George Putnam, III
A.J.C. Smith
W. Thomas Stephens
W. Nicholas Thorndike

OFFICERS

George Putnam, III
President

Charles E. Porter
Executive Vice President and Treasurer

Patricia C. Flaherty
Senior Vice President

Lawrence J. Lasser
Vice President

Gordon H. Silver
Vice President

Ian C. Ferguson
Vice President

Brett C. Browchuk
Vice President

Stephen Oristaglio
Vice President

Kevin Cronin
Vice President

Richard G. Leibovitch
Vice President

Richard A. Monaghan
Vice President

Michael T. Healy
Vice President

John R. Verani
Vice President


This report is for the information of shareholders of Putnam Strategic Income Fund. It may also be used as sales literature when preceded or accompanied by the current prospectus, which gives details of sales charges, investment objectives, and operating policies of the fund, and the most recent copy of Putnam's Quarterly Performance Summary and Putnam's Quarterly Ranking Summary. For more information or to request a prospectus, call toll free: 1-800-225-1581. The fund's Statement of Additional Information contains additional information about the fund's Trustees and is available without charge upon request by calling 1-800-225-1581.

Visit www.putnaminvestments.com or call a representative at 1-800-225-1581.


NOT FDIC INSURED, MAY LOSE VALUE, NO BANK GUARANTEE


[LOGO OMITTED]

PUTNAM INVESTMENTS

The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

---------------------
PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS
---------------------

For account balances, economic forecasts, and the latest on Putnam funds, visit www.putnaminvestments.com


AN029-79287  896/2BQ/2BR  5/02